Exhibit 99.1

3Q/2025

Milagros Cigüeñas

Roxana Mossi
Rogelio Icaza
Fernando Salgado
Sebastian Del Aguila
Zeljko Janzic
Juan Carlos Benites
Pia Noblecilla

investorrelations@credicorpperu.com

CREDICORP

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

Table of Contents
Operating and Financial Highlights	03

Senior Management Quotes	04

Third Quarter 2025 Earnings Conference Call	05

Summary of Financial Performance and Outlook	06

Financial Overview	11

Credicorp’s Strategy Update	12

Analysis of 3Q25 Consolidated Results

01	Loan Portfolio	17
02	Deposits	20
03	Interest Earning Assets and Funding	23
04	Net Interest Income (NII)	25
05	Portfolio Quality and Provisions	28
06	Other Income	32
07	Insurance Underwriting Results and the Medical Services	36
08	Operating Expenses	39
09	Operating Efficiency	41
10	Regulatory Capital	42
11	Economic Outlook	44
12	Appendix	48

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

Credicorp Ltd. Reports Financial and Operating Results for 3Q25
Strong performance from Universal Banking and Insurance & Pensions, sustained recovery in Microfinance, and continued expansion of fee-based and transactional income highlight the strength of our ecosystem
Risk adjusted NIM up 60 bps YoY reaching a record-high 5.53% reflecting increasing NIM and lower Cost of Risk from fortified risk management
Innovation portfolio contributed 7.4% of risk-adjusted revenues, advancing decoupling strategy and tracking toward 10% target by 2026
ROE at 19.6%, reflecting solid business performance across core businesses and growing contribution of the innovation portfolio
Lima, Peru – November 13, 2025 – Credicorp Ltd. (“Credicorp” or “the Company”) (NYSE: BAP | BVL: BAP), the leading financial services holding company in Peru with a presence in Chile, Colombia, Bolivia, and Panama today reported its unaudited results for the three-and nine-months ended September 30, 2025. Financial results are expressed in Soles and are presented in accordance with IFRS.
3Q25 OPERATING AND FINANCIAL HIGHLIGHTS
•	Net income attributable to Credicorp increased 14.1% YoY and declined 4.6% QoQ to S/1,738.7 million, with ROE at 19.6% driven by contributions from all lines of business.
•	Credicorp’s total assets declined 2.1% YoY due to a non-cash FX revaluation of Bolivia’s balance sheet. Loan and deposit figures exclude this accounting adjustment.
•
Total Loans in quarter-end balances rose 4.4% YoY and 7.0% FX Neutral, reflecting growth at BCP through Retail Banking, by Mortgages and Consumer Loans, and Wholesale Banking. QoQ, Total Loans increased 1.6% and 2.4% FX Neutral, led by the same segments, along with SMEs at BCP and Mibanco.

•
Total Deposits increased 5.9% (+10.8% FX Neutral) YoY and 1.3% (+3.8% FX Neutral) QoQ, mainly driven by growth in both Low-cost deposits and Term deposits. Low-cost deposits accounted for 69.8% of total deposits and 58.1% of the total funding base.

•
Net interest income (NII) rose 2.7% YoY, driven by a further strengthened funding mix and higher-yielding loan portfolio; and increased 2.0% QoQ. Net Interest Margin (NIM) reached 6.57%, expanding 14 bps YoY and 15 bps QoQ.

•
NPL Ratio improved across all segments, declining 105 bps YoY to 4.8%, principally reflecting debt repayments at BCP and a drop in overdue loans at BCP and Mibanco. QoQ, the NPL Ratio improved by 15 bps.

•
Provisions declined by 30.5% YoY, driven by BCP and Mibanco, which registered improvements in payment performance due to economic recovery and an increase in lower-risk vintages’ share of the portfolio mix. QoQ, provisions increased 4.8%. Cost of Risk declined 71 bps YoY to 1.7%, while Risk-Adjusted NIM reached a record 5.5%.

•
Other Core Income up 11.9% YoY, supported by the strong performance of BCP core business and the dynamism of Yape, reflecting the consistent execution of our revenue diversification and decoupling from macroeconomic factors strategy. Other Non-Core Income declined 19.0%, reflecting the base effect generated by an extraordinary income recorded last year.

•	Insurance Underwriting Results rose 33.1% YoY, principally due to a stronger Insurance Service Result in the Life business; and was up 10.7% QoQ.
•
Yape reached 15.5 million Monthly Active Users (MAU), with operating leverage continuing to expand and accounting for 6.6% of Credicorp’s total risk-adjusted revenue. Lending reached 20% of Yape revenues, up from 7% in 3Q24.

•	Efficiency ratio at 45.7% for 9M25, on track with full-year guidance. Operating Expenses rose 12.8% YoY in this period, fueled mainly by BCP’s core business and innovation portfolio.
•	IFRS CET 1 Ratio at 13.17% for BCP and at 17.14% for Mibanco.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

SENIOR MANAGEMENT QUOTES

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

Third Quarter 2025 Earnings Conference Call

THIRD 2025 EARNINGS CONFERENCE CALL
Date: Friday, November 14th, 2025

Time: 9:30 am E.T. (9:30 am Lima, Perú)

Hosts: Gianfranco Ferrari – Chief Executive Officer, - Alejandro Perez Reyes - Chief Financial Officer, Francesca Raffo – Chief Innovation Officer, Cesar Rios - Chief Risk Officer, Piero Travezan - Pacifico CFO, Rocio Benavides - Mibanco CFO and Investor Relations Team.
To pre-register for the listen-only webcast presentation use the following link:
https://dpregister.com/DiamondPassRegistration/register?confirmationNumber=10204236&linkSecurityString=10040c 5080c
Callers who pre-register will be given a conference passcode and unique PIN to gain immediate access to the call and bypass the live operator. Participants may pre-register at any time, including up to and after the call start time.

Those unable to pre-register may dial in by calling:
1 844 435 0321 (U.S. toll free)
1 412 317 5615 (International)
Participant Web Phone: Click here
Conference ID: Credicorp Conference Call
The webcast will be archived for one year on our investor relations website at: https://credicorp.gcs-web.com/events-and-presentations/upcoming-events

For a full version of Credicorp´s Second Quarter 2025 Earnings Release, please visit: https://credicorp.gcs-web.com/company-reports/quarterly-materials

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

Loans and Deposits
Our balance in 3Q25 was impacted by an accounting adjustment (which did not affect cash flow) related to our operations in Bolivia. This adjustment entailed updating the exchange rate used to translate Bolivia’s balance to better reflect market conditions1. In this context, the book value of Credicorp’s total assets dropped 2.1% but cash flow was unaffected.

Loans in End-of-Period (EOP)
Total loans measured in quarter-end balances rose 2.7% QoQ and 1.5% YoY, impacted by the aforementioned accounting adjustment at BCP Bolivia.
If we exclude this impact:
QoQ, the portfolio’s balance increased 1.6%. If we also exclude the effect of the depreciation of the USD against the PEN, the FX neutral growth was 2.4%. This evolution was driven mainly by: (i) Retail Banking and led in order of impact by SMEs, which reported an increase in negotiable incomes and working capital loans; Mortgage, which registered growth in demand in a more favorable economic context; and Consumer, which posted an upswing in disbursements through BCP Stand-alone and Yape; (ii) Wholesale Banking, led by Corporate Banking which reported growth in medium and long-term loans, and (iii) Mibanco, which reported a record high for disbursements in the month of September.
YoY, the portfolio’s balance rose 4.4%. Notwithstanding, growth stood at 7.0% with a Neutral exchange rate, driven mainly by (i) Retail Banking, which registered an increase through the same dynamics seen QoQ, and Consumer, which reported an uptick in disbursements alongside an increase in the risk appetite at BCP; and (ii) Wholesale Banking, particularly Middle Market Banking, which registered growth in demand for short-term financing.
Deposits
The balance for total deposits (measured in quarter-end balances) rose 2.4% QoQ and 2.6% YoY, impacted by the aforementioned asset revaluation at BCP Bolivia.
If we exclude this impact, growth was driven by the following impacts: QoQ our deposit base increased 1.3%. Furthermore, applying a neutral exchange rate, growth would have been 3.8%. This evolution reflected an uptick in balances for Demand Deposits, Savings Deposits and Time Deposits. YoY, the deposit base increased 5.9% (+10.8% Neutral Exchange rate). This evolution was driven by (i) Low-cost deposits, which rose 11.1% and represented 69.8% of total deposits at quarter-end, and (ii) Time Deposits.
At BCP, the 30-day Liquidity Coverage Ratio (LCR) stood at 163.6% under regulatory standards and 129.7% according to stricter internal  standards. The 30-day LCR in USD situated at 168.0% under regulatory standards and at 130.7% under stricter internal norms.

1 The official exchange rate used to translate BCP Bolivia's balance sheet for 2Q24 was 6.85 bolivianos per dollar. However, for 2Q25 and 3Q25, the parallel market exchange rate was used, which was 15.9 and 11.90 bolivianos per dollar, respectively.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

Net Interest Income (NII) and Margin (NIM)
NII rose 2.0% QoQ, fueled primarily by growth in Interest and Similar Income. This evolution was driven by an increase in loans, which led the IEA mix to shift toward higher-yielding assets. Lower Interest and similar expenses also contributed to the increase in NII, although to a lesser extent, mainly through lower interest on bonds and notes issued after BCP registered debt maturities. In this context, NIM stood at 6.57% at quarter-end, compared to 6.42% in 1Q25 and 6.43% in 2Q24.
YoY, NII increased 2.7%, propelled mainly by a drop in Interest and Similar Expenses. This decline was primarily attributable to a context of lower rates and to an increase in low-cost deposits’ share of the funding base. Meanwhile, Interest and Similar Income registered a drop mainly due to the renewal of deposits and other assets at lower rates, which partially offset the reduction in Interest and Similar Expenses. In this scenario, NIM rose 14 bps YoY.

Portfolio Quality and the Cost of Risk
Indicators for portfolio quality and the Cost of Risk have improved significantly in the last year and continue to strengthen, thanks to more robust risk management, improvements in payment behavior and a favorable macroeconomic environment.
QoQ, the NPL balance dropped slightly by 0.3%, driven mainly by BCP Stand-alone and Mibanco. At BCP Stand-alone, the decline was fueled mainly by Retail Banking, which was positively impacted by (i) an improvement in origination and collections management in Consumer and Credit Cards, and (ii) debt payments by clients with loans under judicial recovery in SME-Pyme. This dynamic was partially offset by Wholesale Banking, where the NPL balance was up due to refinancing for one client. At Mibanco, the decline was driven by a decrease in overdue loans.
YoY, the NPL balance dropped 16.6%, fueled by all segments at BCP Stand-alone and Mibanco. At BCP Stand-alone, the decline was mainly attributable to Retail Banking, led by: (i) Consumer and Credit Cards, on the back of growth in debt payments due to higher liquidity across the system, and (ii) SME-Pyme, due to a drop in overdue loans. Wholesale Banking also drove the reduction in the NPL balance, albeit to a lesser degree, fueled mainly by total debt repayments by two corporate clients. At Mibanco, the decline was attributable to the same dynamics seen QoQ.
In this context, the NPL ratio dropped 15 bps QoQ and 105 bps YoY to stand at 4.8% at quarter-end.

Total NPL
(S/ millions, %)
5.9%
5.0%
4.8%
-16.6%
-0.3%
NPL Ratio
8,360
6,992
6,970
Total NPL
3Q24
2Q25
3Q25

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

Provisions rose 4.8% QoQ, driven by BCP Stand-alone and partially offset by Mibanco. At BCP Stand-alone, the increase in provisions reflected both the recurring dynamics of Retail Banking and specific impacts in Wholesale Banking. In Retail Banking, provisions for the Individuals segment remained stable, while provisions for SME-Pyme increased slightly due to a base effect resulting from higher reversals in the previous quarter. In Wholesale Banking provisions rose after a relevant increase was registered in the credit risk of a corporate client. At Mibanco, the lower provisions were explained by better collection management.
YoY and YTD, provisions decreased 30.5% and 36.6% respectively, driven by BCP Stand-alone and Mibanco, which registered improvements in payment performance due to economic recovery and an increase in lower-risk vintages’ share of the portfolio mix.
Other Income
Other Core Income reached a record high this quarter, growing 4.0% QoQ, 11.9% YoY, and 11.6% YTD, driven by the strong performance of BCP Stand-alone’s core business and the dynamism of Yape. This result reflects the consistent execution of our revenue diversification and decoupling from macroeconomic factors strategy, strengthening the resilience of our business model.
Other Non-Core Income decreased by 28.7% QoQ and 19.0% YoY, reflecting the base effect generated by extraordinary income recorded in previous quarters. YTD, this income increased by 7.4%, due to income related to the consolidation of Banmedica's operations and the exchange of sovereign bonds at BCP.
Insurance Underwriting Result
The Insurance Underwriting Result remained solid this quarter, supported by strong operating dynamics in both the P&C and Life businesses.

This result rose 10.7% QoQ and was driven mainly by (i) Life, which reported a decrease in Insurance Service Expenses, (ii) EPS, which showed higher Insurance Service Income supported by strong business performance that resulted in higher premiums, and (iii) P&C, which registered a more favorable Reinsurance Result.

YoY and YTD, the Insurance Underwriting Result rose 33.1% and 20.5%, respectively, driven by (i) Life, where lower Insurance Service Expenses were recorded, especially in D&S due to the non-awarding of the SISCO VIII contract; (ii) P & C, through an improvement in the Reinsurance Result, which was mainly attributable to Commercial Lines, and (iii) EPS, given a change in the perimeter following the consolidation of Banmedica’s operations.

Insurance Underwriting Result*
(S/ millions)

*Totals may differ from the sum of the parts due to eliminations in PGA consolidation.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

Efficiency
Operating expenses increased 12.8% YTD, fueled mainly by core business and BCP Stand-alone and by the innovation portfolio at Credicorp. Operating income, in turn, rose 8.2% over the same period.
In this context, the Efficiency Ratio for 9M25 stood at 45.7%, which is in line with our guidance for the year.

Net Earnings Attributable to Credicorp
In 3Q25, Credicorp reported net attributable income of  S/1,738.7 million (-4.6% QoQ and +14.1% YoY), driven by solid results across all lines of business. Net shareholders’ equity stood at S/36,560 million (+6.1% QoQ and +9.3% YoY). Consequently, ROE situated at 19.6%.
YTD, net attributable income rose 22.0%. In turn, ROE for 9M25 stood at 20.1%. If we exclude the effect of the extraordinary gain generated by the transaction with Empresas Banmédica, ROE stood at 19.3%.

Contributions and ROE by subsidiary in 3Q25
(S/ millions)

(1) In BCP Stand-alone, the figure is lower than the net profit since the contribution eliminates investment gains in other subsidiaries of Credicorp (Mibanco).
(2) In Mibanco, the figure is less than the net profit because Credicorp owns (directly and indirectly) 99.921% of Mibanco.
(3) The contribution for Grupo Pacifico presented here is greater than the profit of Pacifico Seguros since 100% of Crediseguros is being included (including 48% under Grupo Crédito).

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

Universal Banking

BCP reported solid profitability this quarter, backed by increasing margins; diversified sources of income; and a cost of risk level below that seen in 2024. NIM stood at 6.1%, driven mainly by a shift in the mix towards a higher preponderance of retail loans and by solid transactional funding. Core income remained robust, backed by a growing and diversified income base in both Yape and the core business. The CoR stood at 1.3%, due to a greater share of lower-risk loans in the portfolio, supported by a more favorable economic environment.

Insurance and Pensions

Grupo Pacífico's Net Income reflects a solid performance of the underlying business, particularly in the Life and P&C businesses, which continue to show robust underwriting results.  The  consolidation  o  Empresas Banmedica’s  operations has  further strengthened results  for  Medical  Services. These positive dynamics were partially offset by a credit downgrade of two assets in the investment portfolio.

Microfinance

Profitability at Mibanco continued to recover, fueled primarily by a rebound in disbursements; fortified risk management; and efficient interest rate strategies. NIM remained strong, bolstered by active loan pricing and a reduction in the funding cost.
Mibanco Colombia’s results continued to improve on the back of restructuring efforts over the past year and an improvement in the economic environment for the microfinance sector. Growth remained stable, and risk levels controlled.

Investment Management and Advisory

Operating profitability in the Investment Management and Advisory remained at sound levels. The core business reported solid results, where good performance helped offset an increase in operating expenses. The Asset Management and Wealth Management business reported a significant uptick in AUMs.

Outlook
We reaffirm our previously published guidance for ROE 2025 of around 19.0%. This expectation is based on (i) accelerated loan growth, led by the retail segment, (ii) the increase of our NIM, and (iii) a cost of risk again below previous expectations.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

Financial Overview

Credicorp Ltd.		Quarter		% change		Up to		% change
S/ 000	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
Net interest, similar income and expenses	3,590,750	3,615,371	3,687,829	2.0%	2.7%	10,485,337	10,875,212	3.7%
Provision for credit losses on loan portfolio, net of recoveries	(868,081)	(575,159)	(602,918)	4.8%	-30.5%	(2,776,151)	(1,759,970)	-36.6%
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,722,669	3,040,212	3,084,911	1.5%	13.3%	7,709,186	9,115,242	18.2%
Other income	1,545,344	1,677,373	1,654,191	-1.4%	7.0%	4,529,233	5,021,780	10.9%
Insurance underwriting result	291,776	350,873	388,350	10.7%	33.1%	886,338	1,068,357	20.5%
Medical services result	-	123,319	123,953	0.5%	n.a.	-	289,961	n.a.
Total expenses	(2,448,229)	(2,630,310)	(2,744,642)	4.3%	12.1%	(7,055,916)	(7,907,826)	12.1%
Profit before income tax	2,111,560	2,561,467	2,506,763	-2.1%	18.7%	6,068,841	7,587,514	25.0%
Income tax	(555,117)	(696,969)	(728,308)	4.5%	31.2%	(1,602,927)	(2,129,746)	32.9%
Net profit	1,556,443	1,864,498	1,778,455	-4.6%	14.3%	4,465,914	5,457,768	22.2%
Non-controlling interest	32,655	42,483	39,800	-6.3%	21.9%	91,373	119,401	30.7%
Net profit attributable to Credicorp	1,523,788	1,822,015	1,738,655	-4.6%	14.1%	4,374,541	5,338,367	22.0%
Dividends paid to third parties	875,992	3,181,440	-	-100.0%	-100.0%	3,667,644	3,181,440	-13.3%
Net income / share (S/)	19.1	22.8	21.8	-4.6%	14.1%	54.8	66.9	22.0%
Dividends per Share (S/)	11.00	39.89	-	-100.0%	-100.0%	46.0	39.9	-13.3%
Loans	142,568,785	140,961,978	144,752,254	2.7%	1.5%	142,568,785	144,752,254	1.5%
Deposits and obligations	154,435,451	154,723,334	158,430,455	2.4%	2.6%	154,435,451	158,430,455	2.6%
Net equity	33,462,591	34,459,012	36,560,502	6.1%	9.3%	33,462,591	36,560,502	9.3%
Profitability
Net interest margin(1)	6.4%	6.4%	6.6%	15 bps	14 bps	6.3%	6.3%	2 bps
Risk-adjusted Net interest margin	4.9%	5.4%	5.5%	9 bps	60 bps	4.7%	5.3%	64 bps
Funding cost(2)	2.7%	2.4%	2.4%	-1 bps	-25 bps	0.03%	2.4%	-43 bps
ROAE	18.5%	20.7%	19.6%	-110 bps	110 bps	17.7%	20.1%	240 bps
ROAA	2.4%	2.9%	2.8%	-10 bps	40 bps	2.4%	2.8%	40 bps
Loan portfolio quality
Internal overdue ratio(3)	4.2%	3.6%	3.4%	-16 bps	-81 bps	4.2%	3.4%	-81 bps
Internal overdue ratio over 90 days	3.4%	3.0%	2.9%	-10 bps	-50 bps	3.4%	2.9%	-50 bps
NPL ratio(4)	5.9%	5.0%	4.8%	-15 bps	-105 bps	5.9%	4.8%	-105 bps
Cost of risk(5)	2.4%	1.6%	1.7%	6 bps	-71 bps	2.6%	1.6%	-95 bps
Coverage ratio of IOLs	136.9%	151.8%	154.9%	310 bps	1800 bps	136.9%	154.9%	1800 bps
Coverage ratio of NPLs	98.7%	109.5%	110.1%	60 bps	1140 bps	98.7%	110.1%	1140 bps
Operating efficiency
Operating income(6)	5,211,162	5,529,301	5,670,690	2.6%	8.8%	15,288,024	16,540,190	8.2%
Operating expenses(7)	2,313,324	2,483,493	2,629,461	5.9%	13.7%	6,696,919	7,555,043	12.8%
Efficiency ratio(8)	44.4%	44.9%	46.4%	150 bps	200 bps	43.8%	45.7%	190 bps
Operating expenses / Total average assets	3.7%	3.9%	4.2%	27 bps	48 bps	3.7%	3.9%	20 bps
Capital adequacy - BCP Stand-alone
Global Capital Ratio(9)	18.96%	17.33%	17.72%	42 bps	-126 bps	18.96%	17.72%	-124 bps
Ratio Tier 1(10)	13.25%	12.24%	12.82%	62 bps	-45 bps	13.25%	12.82%	-43 bps
Ratio common equity tier 1(11) (13)	13.42%	12.56%	13.17%	57 bps	-22 bps	13.42%	13.17%	-25 bps
Capital adequacy - Mibanco
Global Capital Ratio(9)	20.22%	19.61%	21.13%	153 bps	88 bps	20.22%	21.13%	90 bps
Ratio Tier 1(10)	17.85%	16.48%	17.13%	63 bps	-75 bps	17.85%	17.13%	-80 bps
Ratio common equity tier 1(11) (13)	18.35%	16.73%	17.14%	44 bps	-125 bps	18.35%	17.14%	-130 bps
Employees(14)	46,555	48,241	48,878	1.3%	5.0%	46,555	48,878	5.0%
Share Information
Issued Shares	94,382	94,382	94,382	0.0%	0.0%	94,382	94,382	0.0%
Treasury Shares(12)	14,949	15,016	15,016	0.0%	0.4%	14,949	15,016	0.4%
Outstanding Shares	79,433	79,366	79,366	0.0%	-0.1%	79,433	79,366	-0.1%

(1) Net Interest Margin = Net Interest Income (Excluding Net Insurance Financial Expenses)/ Average Interest Earning Assets
(2) Funding Cost = Interest Expense (Does not include Net Insurance Financial Expenses) / Average Funding
(3) Internal Overdue Loans: include overdue loans and loans under legal collection, according to our internal policy for overdue loans. Internal Overdue Ratio: Internal overdue loans/ Total loans
(4) Non-performing loans (NPL): Internal overdue loans + Refinanced loans. NPL ratio: NPL / Total loans.
(5) Cost of risk = Annualized provision for loan losses, net of recoveries/ Total loans.
(6) Operating Income = Net interest, similar income and expenses + Fee Income+ Net gain on foreign exchange transactions + Net Gain From associates + Net gain on derivatives held for trading + Result on exchange differences + Insurance Underwriting Result + Results for Medical Services
(7) Operating Expenses = Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation
(8) Efficiency Ratio = (Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation) / (Net interest, similar income and expenses + Fee Income+ Net gain on foreign exchange transactions + Net Gain From associates + Net gain on derivatives held for trading + Result on exchange differences + Insurance Underwriting Result + Results for Medical Services)
(9) Regulatory Capital/ Risk-weighted assets (legal minimum = 10% since July 2011).
(10) Tier 1 = Capital + Legal and other capital reserves + Accumulated earnings with capitalization agreement + (0.5 x Unrealized profit and net income in subsidiaries) - Goodwill - (0.5 x Investment in subsidiaries) + Perpetual subordinated debt (the maximum amount that can be included is 17.65% of Capital + Reserves + Accumulated earnings with capitalization agreement + Unrealized profit and net income in subsidiaries - Goodwill).
(11) Common Equity Tier I = Capital + Reserves – 100% of applicable deductions (investment in subsidiaries, goodwill, intangibles, and net deferred taxes that rely on future profitability) + retained earnings+ unrealized gains.
(12) Consider shares held by Atlantic Security Holding Corporation (ASHC) and stock awards.
(13) Common Equity Tier I calculated based on IFRS Accounting.
(14) Internal management figures. Since 1Q25, it has included corporate health and medical services employees.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

Credicorp’s Strategy Update

Credicorp Strategy

At the Investor Day 2025, Credicorp reaffirmed its strategy, which is based on four fundamental fronts: (i) developing talent with an innovative mindset, (ii) on-going discipline in the execution stage, (iii) robust risk management and (iv) governance aligned with the best international practices and sustainability. Over the three decades following Credicorp’s listing on the NYSE, these fronts have allowed the company to decouple its performance from macroeconomic volatility. This attests to the Group’s unique capacity to anticipate and lead transformation in the financial sector in Latin America while generating an average annual return for shareholders of 14.1%, which has consistently topped the market average.

Currently, Credicorp has evolved from a traditional financial holding into an integral ecosystem for services. The strategy is articulated into three main pillars:

•
Scalability and monetization of the ecosystem: Credicorp accelerates financial inclusion and expansion of the formal economy, generating new income flows and deepening relationships with more than 18 million clients.

•
We drive growth through business synergies: By sharing capabilities in data, artificial intelligence, and cross-functional platforms, we diversify our value proposition, unlock new revenue streams, expand our reach to underserved segments and enhance operating efficiency.

•	Discipline in execution and creation of sustainable value: maintaining an eye on long-term profitability and efficient allotment of capital, backed by robust governance.

At the event, Credicorp reaffirmed its goal to achieve a medium-term ROE of 19.5% and an efficiency ratio close to 42%, primarily supported by income growth outpacing expense growth. Income growth will be driven by accelerated loan expansion through deeper penetration into higher-yielding segments, and by scaling fee-based businesses. The innovation portfolio, led by Yape, continues to scale and monetize, representing 7.4% of risk-adjusted revenue for 3Q25, as we advance towards our target of 10% for 2026. Credicorp will continue to generate new sources of revenue through a diversified portfolio of initiatives, including consolidating its bancassurance business; developing supply chain finance solutions; and expanding microcredit, microinsurance, and Mibanco services. These initiatives will bolster resilience in the face of changing macroeconomic cycles.

To view a repeat of Investor Day, checkout the webcast in the following link: www.credicorpday.com

Main KPIs of Credicorp’s Strategy
Core Businesses Transformation (1)		Quarter		Up to
	3Q24	2Q25	3Q25	Sep 24	Sep 25
Credicorp
Innovation Portfolio Risk-Adjusted Revenue Share (2)	4.5%	6.2%	7.4%	3.9%	6.3%
BCP Stand-alone
Digital clients (3)	74%	78%	79%	74%	78%
Digital monetary transactions (4)	84%	88%	89%	70%	87%
Cashless transactions (5)	60%	65%	65%	58%	64%
Mibanco
Disbursements through leads (6)	66%	65%	68%	69%	67%
Disbursements through alternative channels (7)	10%	12%	10%	10%	11%
Relationship managers productivity (8)	23.6	25.9	29.2	23.4	26.4
Pacifico
Digital Policies (thousands) (9)	650.3	579.0	580.5	1,761.8	1,881.8
(1) Management figures. Figures for September 2024, June 2025, and September 2025.
(2) As a percentage of Credicorpʼs total Risk-Adjusted Revenue.
(3) Retail clients that made 70%, or more, of their transactions through digital channels in the last 6 months (including Yape).
(4) Monetary Transactions conducted through Mobile Banking, Internet Banking, Yape and Telecredito/Total Monetary Transactions in Retail Banking.
(5) Amount transacted through Mobile Banking, Internet Banking, Yape y POS/Total amount transacted through Retail Banking.
(6) Disbursements generated through leads/Total disbursements.
(7) Disbursements conducted through alternative channels/Total disbursements. Figures differ from previously reported due to a methodological change.
(8) Number of loans disbursed/Total relationship managers.
(9) Number of insurance policies issued through digital channels.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

Credicorp’s Strategy Update

Yape

Main Management Indicators

Management KPI's (1)		Quarter		Change %		Up to		Change %
	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
Users
Users (millions)	16.6	18.6	18.7	0.6%	12.7%	16.6	18.7	12.7%
Monthly Active Users (MAU) (millions) (2)	13.0	14.9	15.5	3.6%	18.8%	13.0	15.5	18.8%
Revenue Generating MAU (millions)	10.4	12.6	13.2	5.1%	27.3%	10.4	13.2	27.3%
Engagement
# Transactions (millions)	1,664.2	2,384.9	2,640.1	10.7%	58.6%	4,192.5	7,050.4	68.2%
# Transactions / MAU	44.1	54.5	58.5	7.4%	32.6%	44.1	58.5	32.6%
# Average Functionalities / MAU	2.4	2.7	2.7	1.5%	12.5%	2.4	2.7	12.5%
Experience
NPS (3)	73.5	77.0	76.0	-100 bps	250 bps	73.5	76.0	250 bps
Unit Economics
Monthly Indicators (4)
Revenues / MAU (S/)	4.6	6.5	7.4	14.9%	60.4%	4.6	7.4	60.4%
Expenses / MAU (S/)	-4.2	-4.4	-5.0	15.4%	20.6%	-4.2	-5.0	20.6%
Quarterly Indicators (5)
Revenues / MAU (S/)	4.7	6.4	7.4	15.6%	58.0%	3.9	6.5	64.3%
Expenses / MAU (S/)	-4.2	-4.5	-4.8	6.5%	14.7%	-4.0	-4.5	13.6%
Drivers Monetization
Total TPV (S/, billions) (6)	76.9	103.4	113.9	10.2%	48.1%	189.5	308.8	63.0%
Total Revenue Generating TPV (S/, billions) (7)
Payments	6.3	10.1	12.0	18.6%	91.1%	15.0	30.9	106.6%
# Bill Payments transactions (millions)	35	50	56	12.0%	62.3%	87	151	74.7%
Financials
# Loans Disbursements (thousands)	1,296	3,855	4,196	8.8%	223.8%	2,560	11,151	335.6%
E-Commerce
GMV (S/, millions) (8)	111.8	129.1	168.6	30.6%	50.8%	245.8	422.2	71.7%

(1) Management figures.
(2) Yape users that have made at least one outgoing transaction in the measurement month.
(3) Net Promoter Score.
(4) Monthly indicators consider the results of the last month of the quarter for the numerator and denominator.
(5) Quarterly indicators are calculated using the sum of the three months in the period for numerator accounts, and the average of the denominator—based on last month’s data from both the current and previous quarters.
(6) Total Payment Volume.
(7) Revenue Generating Total Payment Volume (TPV).
(8) Gross Merchant Volume includes the following functionalities: Yape Promos, Yape Store, Ticketing, Gaming, Delivery, Buses, Gas, Brand Solutions and Insurance.

Main Financial Results

Financial Results (1)		Quarter		Change %		Up to		Change %
S/ millions	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
Net Interest Income after Provisions (2)	70.2	123.9	146.4	18.1%	108.7%	106.9	363.3	239.9%
Other Income (3)	108.2	159.0	195.2	22.8%	80.3%	139.7	495.8	254.9%
Total Income	178.4	282.9	341.6	20.7%	91.5%	246.6	859.1	248.4%
Total Operating Expenses	-158.4	-197.1	-220.1	11.7%	39.0%	-426.7	-596.9	39.9%
(1) Management figures. Beginning in 1Q25, reclassifications between Operating Expenses and Fee Income have been incorporated, along with new accounting allocations, primarily related to interest expenses associated with the Deposit Insurance Fund. Figures for prior periods have been restated for comparability and may differ from those previously reported.
(2) Includes interest income, interest expense and net provisions.
(3) Includes Other Income recorded in BCP and in Yape Market.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

Credicorp’s Strategy Update

Main Operating Results
In 3Q25, Yape topped the 15.5-million mark for monthly active users (MAU), which is the equivalent of 82% of the EAP. With more than half a million new monthly active users (MAU) this quarter, we are closing in on our goal to reach 16.5 million users in 2026. During Investor Day, we announced a new goal of 18 million MAUs for 2028 as financial inclusion and business formalization advance and broaden our addressable market. Access to new segments will rise accordingly, laying the groundwork for additional avenues of growth.

Frequency of use has also evolved positively, reaching 58.5 monthly transactions per user, of which 12% generate revenue. Revenue generating transactions have doubled over the last three years, although significant headroom exists to scale monetization even further. Going forward, growth will continue to leverage the power of the Credicorp ecosystem, which integrates engines at BCP, Mibanco and Pacifico. This will generate efficiencies and synergies in infrastructure, financing and risk management as we strengthen our competitive advantages and diversify revenue.
Evolution of MAU and Transactions

Monetization Drivers

In terms of operating efficiency, the gap between revenue and expenses per user continues to widen, reaching S/7.4 in revenue and S/5.0 in expenses per MAU. This attests to both sustained improvements in profitability and scalability.

The payment business has consolidated as the primary driver of monetization, doubling its Revenue Generating Total Payment Volume (RGTPV) YoY. This growth was propelled by three fronts: (i) payments through QR (POS), which reflected growth in consumption due to statutory bonus payments and commercial campaigns; (ii) bill payments, which hit a record high for active users and average ticket, with a total of 56 million transactions this quarter; and (iii) checkout, which benefitted from the incorporation of new businesses with Yape’s checkout button. Over the next three years, Yape aims to triple its sources of fee income as it leverages an increase in the number of functionalities used per MAU, which currently stands at 2.7.

Evolution of monthly revenue and expenses / MAU

The financial business, which has the highest potential for long-term growth, maintained solid momentum. This evolution was driven primarily by the lending business, which now exceeds 3.4 million disbursed clients with at least one loan received. 30% of loan borrowers received their first formal loans in the financial system through Yape, which consolidates the app’s fundamental role in financial inclusion. Credicorp aspires to include 8 million people as of 2028 by focusing on penetrating the lowest levels of the socio-economic pyramid. Currently, Yape reports more than 4 million disbursements per quarter with average tickets that range between S/200 and S/2,500 depending on the product. To accelerate lending disbursements, Yape plans to increase its pool of pre-approved loans by 30% by 2028, up from the current 6 million as of 3Q25. The app has begun a pilot for the SME segment, seeking to extend portfolio durations and ticket sizes, where it leverages synergies of Credicorp’s ecosystem to bolster the value proposition. At quarter-end, the loan portfolio is primarily comprised of multi-installment loans, reflecting greater effectiveness in loan conversion. Revenue from floating continues to grow, impacted by inflows from statutory bonus payments.

In e-commerce the monthly GMV reached S/168.5 million, driven mainly by Yape Promos, which registered a signficant rise in visits and transactions over the period. Brand Solutions and Gaming also posted positive results on the back of an uptick in commercial campaigns.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

Credicorp’s Strategy Update

Financial Results
This quarter, Yape represented 6.6% of Credicorp’s risk-adjusted revenues, which reflects the positive impact of on-going growth in MAUs that actively contribute to revenue generation. The payment business produced 53% of Yape’s Revenue, led by Service Payments, QR and Top-ups, followed by Checkout, Yape Businesses and Remittances. The financial segment accounted for 43% of total revenue generation, where floating was the main generator, but lending increased its share, weighing in with 20% versus 7% from 3Q24. Finally, the e-commerce business accounted for 4% of total revenue this quarter, driven by the solid performance in Yape Promos. Yape is a strategic motor in Credicorp’s ecosystem and continues to advance its mission to deepen financial inclusion; scale monetization; and strengthen value propositions.
Evolution of revenue by business

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

Credicorp’s Strategy Update
Integrating Sustainability in Our Businesses
We continue to successfully roll out our Sustainability Strategy 2025–2030, which has an impact plan with three pillars (Inclusion Finances for the Future and Trust) and a transversal axis known as Visión País. Noteworthy milestones in 3Q25 include:

Inclusion
o
BCP and Yape financially included 200 thousand people in 3Q25, to reach a total of 6.3 million since 2020 (+11% vs 4Q24). More than 3.4 million people have disbursed at least one loan through Yape to date, 30% of which were first-time borrowers in the formal financial system.

o
At the end of 3Q25, Pacifico reported over 3.3 million clients protected by inclusive insurance products[1], of which more than 2.9 million belong to mass-market segments, distributed through BCP, Mibanco, Yape, and third-party partnerships. In August, the company launched Compra Segura (in partnership with Falabella) to cover theft or accidental damage of purchases of S/ 50 and above; these policies also offer online medical consultations. Meanwhile, Pacífico Salud insured more than 416,000 individuals with inclusive health insurance plans YTD.

o
To jump-start financial inclusion in peri-urban and rural areas, we are conducting pilots to develop innovative ways to generate trust and be closer to people. For example, Yape’s Financial Inclusion Project in Cuzco and Mibanco’s Sobre Ruedas aim to drive banking penetration in underserved areas in Lambayeque.

o
We have broadened the scope our financial education programs. Thus far this year, the following initiatives have been particularly noteworthy: i) Academia del Progreso at Mibanco, which trained +372 thousand clients; ii) ABC at BCP, which improved the financial behavior of +491 thousand people; and iii) “Aprende con Yape”, which offers financial education modules through the app, imparted 146 thousand courses.

Finance for the future
o	On the front Support to Micro, Small and Medium Enterprises (MSMEs), our main initiatives achieved the following:
■      Mibanco disbursed loans to more than 729 thousand SME clients, totaling S/ 11,812 million, while BCP served over 1 million SME clients with an accumulated amount of S/ 14,309 million.
■      Through the program “Contigo Emprendedor,” BCP had accompanied more than 190 thousand MSME clients as of the end of the third quarter through the advisory programs it offers on Whatsapp to strengthen financial management skills.
o	On the Sustainable Finances front, our subsidiaries advance as follows:
■      Mibanco, through its Crediagua product, which expands access to drinking water and sewage connections, disbursed S/ 617 million thus far this year, benefiting +37 thousand people. In 3Q25, disbursements were up 46% QoQ.
■      Mibanco Colombia placed sustainable term certificates of deposit for US$ 13 million. These funds are for loans that comply with the bank’s Sustainable Financing Framework.
■      BCP has disbursed US$ 2,130 million in sustainable financing (environmental and social).
o
Finally, we continue to strengthen the Resilience of individuals and businesses through risk prevention training. On this front, Pacifico has reached 315 thousand people thus far this year (including clients, non-clients and employees at businesses) through programs such as “ABC de Pacífico,” “Comunidad Segura” and “Protege365”.

Trust
o
On the trust front, we advanced the “OrguYO” initiative at BCP, which aims to generate civic-mindedness and integrity through personal examples. We value the ripple effect that our employees can generate when they promote these values.

The table below summaries some of our main results:
Indicator	Company	Unit	3Q24	2Q25	3Q25
Inclusion
People included financially through BCP and Yape – cumulative since 2020[2]	BCP Peru and Yape	Millions	5.3	6.1	6.3
Clients included in inclusive insurance services	Pacifico	Millions	N.D.	2.9	2.9
Finance for the Future
Total loan disbursements for MSMEs[3]	Mibanco Peru	S/ Millions	10,059	7,757	11,812
Disbursements of sustainable financings - YTD	BCP Peru	$ Millions	1,110	1,517	2,130[4]

1 Simple and affordable optional insurance products with single or monthly payments of S/40 or less
2 Stock of financially included clients through BCP since 2020: (i) New clients with savings accounts or affiliated to Yape. (ii) New clients without debt in the financial system or BCP products in the last twelve months. (iii) Clients with 3 monthly average transactions in the last three months.
3 Includes MSMEs and individuals with businesses
4 Up to August.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

01	Loan Portfolio

This quarter, total loans were once again impacted by the asset revaluation at BCP Bolivia. If we exclude this impact, total loans in quarter-end balances increased 1.6% QoQ and 4.4% YoY, on track to meeting our guidance by year-end.

Excluding the impact of the USD devaluation against PEN, total loans in quarter-end balances grew 2.4% QoQ in FX neutral terms. The main dynamics that drove this evolution were (i) growth in disbursements in Small Businesses, (ii) growth in demand for loans in Mortgage and (iii) record-high disbursements in the month of September at Mibanco.

YoY, total loans in quarter-end balances rose 7.0% in FX neutral terms. The main drivers of this result were (i) growth in disbursements in Mortgage and an increase in the appetite for risk in Consumer (ii) an increase in the demand for short-term financing in Middle Market Banking and (iii) an upswing in the dynamism of disbursements at Mibanco.

Evolution of Loans in Quarter-end Balances

This quarter, total loans in quarter-end balances rose 2.7% and 1.5%, QoQ and YoY, respectively. These evolutions were impacted by asset revaluation at BCP Bolivia1. If we exclude this impact, loans grew 1.6% QoQ and 4.4% YoY. If we analyze trends with USD/PEN neutral exchange rate, which paints a more focused picture of the state of commercial management, loans in quarter-end balances rose 2.4% QoQ and 7.0% YoY.

Total Loans (in Quarter-end Balances)
Total Loans (S/ Millions)		As of		Volume change		USD/PEN Neutral Volume change		USD/PEN Neutral % Change
	Sep 24	Jun 25	Sep 25	QoQ	YoY	QoQ	YoY	QoQ	YoY
BCP Stand-alone	117,687	120,999	123,089	1.7%	4.6%	2,929	8,186	2.4%	7.0%
Mibanco	12,119	12,785	13,096	2.4%	8.1%	311	977	2.4%	8.1%
Mibanco Colombia	1,774	1,976	2,158	9.2%	21.7%	227	533	11.5%	30.1%
BCP Bolivia	9,830	4,189	5,505	31.4%	-44.0%	n.a.	n.a.	n.a.	n.a.
ASB Bank Corp.	1,928	1,559	1,422	-8.8%	-26.3%	-108	-408	-6.9%	-21.2%
Others (1)	-768	-546	-519	-5.1%	-32.5%	28	251	-5.2%	-32.6%
Total Loans BAP	142,569	140,962	144,752	2.7%	1.5%	n.a.	n.a.	n.a.	n.a.
BCP Bolivia (Adjusted for Asset Revaluation)	9,830	9,684	9,554	-1.3%	-2.8%	68	382	0.7%	3.9%
Total Loans BAP (Adjusted for Asset Revaluation)	142,569	146,457	148,801	1.6%	4.4%	3,455	9,921	2.4%	7.0%

For consolidation purposes, loans generated in Foreign Currency (FC) are converted into Local Currency (LC).
(1) Includes eliminations for intercompany transactions.

QoQ, the FX neutral evolution of loans was mainly driven by BCP Stand-alone (+2.4%), followed by Mibanco (+2.4%). At Mibanco, loan growth was mainly fueled by an upswing in the dynamism of disbursements, which hit a record high in the month of September, led primarily by smaller and higher-yield tickets.

YoY, the FX neutral evolution of loans was mainly propelled by BCP Stand-alone (+7.0%), followed by Mibanco (+8.1%) and Mibanco Colombia (+30.1%). At Mibanco, loan growth was spurred primarily by an uptick in the dynamism of disbursements, whose pace picked up visibly as of the last quarter in 2024. At Mibanco Colombia, loans continued to recover significantly on the back of measures implemented last year to improve origination; in this context, YoY growth has been robust.

1 As in recent quarters, this evolution is impacted by a non-cash accounting adjustment for the revaluation of assets related to the balance sheet of BCP Bolivia.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

01. Loan Portfolio

Next, we will analyze loan dynamics by segment at BCP Stand-alone:

QoQ: Total Loans by Segment at BCP Stand-Alone (in Quarter-end Balances)
Total Loans (S/ Millions)	As of		QoQ Change		Balance in USD/PEN Neutral As of		QoQ Change in USD/PEN Neutral
	Jun 25	Sep 25	Volume	%	Jun 25	Sep 25	Volume	%
BCP Stand-alone	120,999	123,089	2,090	1.7%	120,999	123,928	2,929	2.4%
Wholesale Banking	53,025	53,340	315	0.6%	53,025	53,982	956	1.8%
Corporate	30,496	31,485	989	3.2%	30,496	31,865	1,369	4.5%
Middle - Market	22,529	21,855	-674	-3.0%	22,529	22,117	-413	-1.8%
Retail Banking	66,176	67,958	1,782	2.7%	66,176	68,130	1,954	3.0%
SME - Business	7,692	8,097	405	5.3%	7,692	8,169	477	6.2%
SME - Pyme	16,091	16,447	356	2.2%	16,091	16,449	359	2.2%
Mortgage	22,824	23,377	553	2.4%	22,824	23,411	587	2.6%
Consumer	13,446	13,781	335	2.5%	13,446	13,822	376	2.8%
Credit Card	6,124	6,257	133	2.2%	6,124	6,278	154	2.5%
Others (1)	1,797	1,791	-6	-0.3%	1,797	1,816	19	1.1%

For consolidation purposes, loans generated in Foreign Currency (FC) are converted into Local Currency (LC).
(1) Includes other assets and accruals.
Larger contraction in volume
Larger expansion in volume

QoQ, total loans in quarter-end balances at BCP Stand-alone rose 2.4% in FX neutral terms. This growth was primarily led by Retail Banking (+3.0%), followed by Wholesale Banking (+1.8%). In Retail Banking, all segments evolved favorably in QoQ terms as follows:

•	Small businesses, due to growth in disbursements of negotiable invoices and working capital loans in SME-Business and SME-Pyme, respectively.
•	Mortgage, due to an uptick in demand for loans in a more favorable economic context marked by on-going low interest rates.
•	Consumer, driven by growth in disbursements, mainly through BCP and Yape.

In Wholesale Banking, growth was driven by Corporate Banking, which reported an uptick in disbursements of medium and long-term loans, primarily for the Energy sector. Growth this quarter was partially offset by a drop in loans in Middle Market Banking, which was impacted by a seasonal effect through amortizations of loans to the fishing sector at the end of the first fishing campaign.

YoY: Total Loans by Segment at BCP Stand-Alone (in Quarter-end balances)
Total Loans (S/ Millions)	As of		YoY Change		Balance in Neutral USDPEN As of		YoY Change in Neutral USDPEN
	Sep 24	Sep 25	Volume	%	Sep 24	Sep 25	Volume	%
BCP Stand-alone	117,687	123,089	5,402	4.6%	117,687	125,873	8,186	7.0%
Wholesale Banking	51,663	53,340	1,677	3.2%	51,663	55,470	3,807	7.4%
Corporate	31,383	31,485	102	0.3%	31,383	32,746	1,363	4.3%
Middle - Market	20,280	21,855	1,575	7.8%	20,280	22,724	2,444	12.1%
Retail Banking	64,384	67,958	3,574	5.6%	64,384	68,528	4,144	6.4%
SME - Business	7,912	8,097	184	2.3%	7,912	8,337	425	5.4%
SME - Pyme	16,268	16,447	178	1.1%	16,268	16,456	188	1.2%
Mortgage	21,614	23,377	1,764	8.2%	21,614	23,490	1,876	8.7%
Consumer	12,709	13,781	1,072	8.4%	12,709	13,917	1,208	9.5%
Credit Card	5,881	6,257	376	6.4%	5,881	6,329	447	7.6%
Others (1)	1,640	1,791	151	9.2%	1,640	1,875	234	14.3%

For consolidation purposes, loans generated in Foreign Currency (FC) are converted into Local Currency (LC).
(1) Includes other assets and accruals.
Larger contraction in volume
Larger expansion in volume

YoY, total loans in quarter-end balances at BCP Stand-alone rose 7.0% in FX neutral terms. This increase was driven primarily by
Retail Banking (+6.4%), followed by Wholesale Banking (7.4%).

In Retail Banking, all segments evolved positively YoY according to the following dynamics:

•	Mortgage, due to the same dynamics in play QoQ.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

01. Loan Portfolio

•	Consumer, due to growth in disbursements, which rose on the back of an increase in the appetite for risk at BCP, followed by an uptick in disbursements through Yape.

In Wholesale Banking, growth was driven mainly by:

•	Middle Market Banking, due to growth in the demand for short-term loans, particularly in the agriculture sector.
•	Corporate banking, spurred by the same dynamics seen QoQ.

Evolution of the Dollarization Level of Loans (in Quarter-end Balances)

(1) The FC share of Credicorp’s loan portfolio is calculated including Mibanco Colombia, BCP Bolivia and ASB Bank Corp., however the chart shows only the loan books of BCP Stand-alone and Mibanco.

YoY, the dollarization level of the total portfolio dropped 189 bps. This evolution was driven mainly by loan growth in LC (+4.5%), primarily in the Individuals segment and secondarily by a drop in loans in FC (-3.8%), mainly attributable to BCP Bolivia and Mortgage.

Evolution of Loans in Average Daily Balances

Total loans in average daily balance (ADB) rose 0.7% and 3.3% QoQ and YoY, respectively. It is important to note that the figures for ADB loans are taken from internal management figures and exclude the impact of the revaluation of BCP Bolivia’s asset balance.

For more details on the dynamics of loans in ADB, please see Appendix 12.1.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

02	Deposits

This quarter, Total Deposits were once again impacted by asset revaluation at BCP Bolivia. If we exclude this impact, total deposits rose 1.3% QoQ and 5.9% YoY.

Excluding the impact of the USD devaluation against PEN, total deposits grew 3.8% QoQ in FX neutral terms. This growth was primarily attributable to: (i) growth in the balance of demand deposits held by wholesale clients, (ii) expansion in the balance of Savings Deposits, which were bolstered by statutory bonus payments in July and (iii) an increase in the balance of time deposits in LC, which rose on the back of our funding strategy’s focus on growing captures of wholesale clients.

YoY, Total Deposits rose 10.8% in FX neutral terms. This increase, which was driven by the same factors that drove growth QoQ, was partially offset by a decline in LC Demand Deposits due the remaining impact of pension fund withdrawals.

At the end of 3Q25, 69.8% of Total Deposits were low cost (Demand + Savings). Credicorp continued to lead the market for low-cost deposits, with a market share of 39.5% at the end of September

Deposits	As of			Volume (%)		USD/PEN Neutral Volume change		USD/PEN Neutral % Change
S/000	Sep 24	Jun 25	Sep 25	QoQ	YoY	QoQ	YoY	QoQ	YoY
Demand deposits	53,149,144	49,237,039	50,930,173	3.4%	-4.2%	2,883,595	2,332,144	5.6%	4.4%
Saving deposits	54,474,960	59,086,275	60,580,840	2.5%	11.2%	2,419,443	9,581,346	4.0%	17.6%
Time deposits	42,514,849	42,361,180	43,115,987	1.8%	1.4%	1,158,309	4,785,244	2.6%	11.3%
Severance indemnity deposits	2,989,705	3,268,583	2,956,446	-9.5%	-1.1%	-275,884	34,792	-8.4%	1.2%
Interest payable	1,306,793	770,257	847,009	10.0%	-35.2%	10,367	-1,108	0.8%	-0.1%
Low-cost deposits (1)	107,624,104	108,323,314	111,511,013	2.9%	3.6%
Total Deposits	154,435,451	154,723,334	158,430,455	2.4%	2.6%

Adjusted by Bolivia's revaluation
Low-cost deposits (1)	107,624,104	111,757,648	114,236,696	2.2%	6.1%	5,303,038	11,913,490	4.7%	11.1%
Total Deposits	154,435,451	161,439,586	163,607,971	1.3%	5.9%	6,195,830	16,732,417	3.8%	10.8%

(1) Includes Demand Deposits and Saving Deposits

This quarter, Total Deposits increased 2.4% and 2.6%, QoQ and YoY, respectively. Both evolutions were impacted by the revaluation of assets at BCP Bolivia1. If we exclude this impact, Deposits rose 1.3% QoQ and 5.9% YoY. Excluding the impact of the USD devaluation against PEN , deposits increased 3.8% QoQ and 10.8% YoY in FX neutral terms, as follows:

QoQ, our Total Deposit balance rose 3.8%, due primarily to:
●
Growth of 5.6% in the balance of Demand Deposits, fueled mainly by growth in volumes of FC deposits held by wholesale clients at BCP Stand-alone. These deposits rose primarily on the back of an upswing in institutional activity and secondarily due to a drop in the exchange rate, which led institutional clients to convert funds.

●
An 4% increase in the balance of Savings Deposits, which was driven primarily by growth in volumes at BCP Stand-alone and in Individuals in particular, spurred by: (i) an increase in the volume in LC, fueled by statutory bonus payments in July and (ii) an increase in the FC volume, given that clients sought to save in USD following three consecutive quarters of declines in the USDPEN FX. Growth in the balance of Savings Deposits reflects the success of our transactional offering, which allows us to capture deposits in an environment marked by higher liquidity.

●
An increase of 2.6% in the balance for Time Deposits, which was driven by growth in captures of LC deposits held by wholesale clients at BCP Stand-alone, in line with the objectives of our funding strategy.

YoY, our balance for Total Deposits increased 10.8%, driven primarily by:

Growth of 17.6% and 11.3% in the balance for Savings Deposits and Time Deposits, respectively. Both evolutions were mainly driven by the same dynamics observed QoQ. The balance for Demand Deposits rose 4.4%, driven primarily by the same factors in play QoQ; this evolution was offset by a drop in the LC balance, which was impacted by a remaining impact from last year’s pension fund withdrawals, which were initially received in Demand Deposit accounts.

Thanks to our investments in digital infrastructure and better customer engagement, we increased our low-cost deposits YoY by 13bps to account for 69.8% of total deposits. By September, this helped us reach a 39.5% market share in low-cost funding

1 As in recent quarters, this evolution is impacted by a non-cash accounting adjustment for the revaluation of assets related to the balance sheet of BCP Bolivia

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

02. Deposits
Dollarization Level of Deposits

Deposits by Currency
(measured at quarter-end balances)

At the end of September 2025, the level of dollarization of Total Deposits dropped 53 bps QoQ to stand at 44.6% (still below the average for the last 3 years of 48.7%). This evolution was primarily attributable to growth in Savings Deposits in LC, which rose on the back of fund inflows from statutory bonus payments in Individuals and secondarily, to growth in Time Deposits in LC, which increased under strategic funding initiatives to capture more low-cost funding.

YoY, the dollarization level dropped 341 bps. This evolution was primarily driven by a drop in the USD/PEN FX, which impacted our balances in FC, and by the same dynamics that led our balances in LC to rise QoQ.
Deposits by Currency and Type
(measured at quarter-end balance)

Loan/Deposit Ratio (L/D ratio)

QoQ, the L/D ratio rose 134 bps at BCP Stand-alone. This evolution was fueled by growth in the loan balance, which was mainly driven by retail, and partially offset by an increase in the balance of Low-Cost Deposits. At Mibanco, the ratio increased 219 bps- spurred mainly by an uptick in loans, which rose on the back of improvements in models and initiatives to broaden product offerings to new clients- and partially offset by an increase in Time Deposits.
YoY, the L/D ticked up 19 bps and 796 bps at BCP Stand-alone and Mibanco, respectively. At BCP Stand-alone, the increase was driven by the loan balance across segments, which was offset by growth in Savings Deposits and Time Deposits. At Mibanco, the ratio rose on the back of loan growth, which was fueled by the same factors in play QoQ. This growth was partially offset by an increase in Savings Deposits, which was spurred by high liquidity throughout the system.

In this context, Credicorp’s L/D ratio stood at 91.4%.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

02. Deposits

L/D Ratio Local Currency

L/D Ratio Foreign Currency

Market Share (MS) of Deposits in the Peruvian Financial System

Share of the Deposit Market in the Peruvian Financial System

Ath the end of September 2025, the MS of Total Deposits held by BCP Stand Alone and Mibanco in Peru was 32.1% and 2.6% (51 bps and -3 pbs vs Sep 2024, respectively). In this context, BCP continued to lead the market for total deposits.

BCP registered YoY growth in the balance for Low-Cost Deposits (+2.2%). This figure, although below the rise reported by the financial system (+6.0%), allowed BCP to continue to lead the market for Low-Cost Deposits with an MS of 38.8% at the end of September 2025 (-142 bps vs Sep 2024). The financial system reported a decline in the balance for Time Deposits (-2.8% vs Sep 2024); BCP, in contrast, registered growth 8.9% with regard to Sep 2024. In this context, BCP’s MS rose (266 bps vs Sep 2024) to stand at 20.1% at the end of September 2025.

Credicorp’s share (BCP + Mibanco) of the Low-Cost Deposit market fell 138bps versus September 2024, standing at 39.5% at the end of September 2025. Credicorp’s share of the Time Deposit market rose 279bps versus September 2024 to stand at 26.0% at the end of September 2025.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

03	Interest-earning Assets (IEA) and Funding

In 3Q25, IEA rose 1.7% QoQ and 0.4% YoY. Funding, in turn, dropped 2.0% QoQ and 0.5% YoY. If we exclude the impact on Credicorp’s balance sheet of the accounting adjustment in BCP Bolivia, the evolution of IEA and Funding was driven by the following dynamics:

QoQ, IEA rose 0.9% due to loan expansion at BCP and Mibanco. Growth in the balance for Cash and due from banks, which reflected an increase in Deposits, also contributed to growth in IEA, albeit to a lesser extent. Funding rose 0.6%, primarily on the back of an increase in Deposits, while an uptick in the balance for BCRP Instruments, which reflects an increase in positions to diversify funding, acted as a secondary driver.

YoY, IEA rose 2.3%, driven by loan growth, primarily at BCP. This dynamic was partially offset by a reduction in balances for Cash and due from banks and Total investments as part of balance sheet management. Finally, Funding rose 3.1%, driven by Deposits, and low-cost deposits in particular. This growth was partially offset by a reduction for balances for Bonds and notes issued, impacted by recent debt expirations.

As was the case in previous quarters, our balance figures for 3Q25 continue to be impacted by an accounting adjustment (which does not affect cash flow). This year, Credicorp has revalued BCP Bolivia's balance sheet using an exchange rate that better reflects the market rate. This revaluation led Credicorp’s total assets to register an accounting contraction of 2.1% in September.

The analysis of the evolution of IEA and Funding will focus on the business’s underlying dynamics and exclude the aforementioned accounting adjustment.

3.1.	IEA

Interest Earning Assets	As of			% change
S/000	Sep 24	Jun 25	Sep 25	QoQ	YoY
Cash and due from banks	37,007,966	34,206,000	35,862,184	4.8%	-3.1%
Total investments	53,328,873	51,603,447	51,186,579	-0.8%	-4.0%
Cash collateral, reverse repurchase agreements and securities borrowing	1,419,305	4,593,501	3,404,639	-25.9%	139.9%
Loans	142,568,785	140,961,978	144,752,254	2.7%	1.5%
Total interest earning assets	234,324,929	231,364,926	235,205,656	1.7%	0.4%
Total interest earning assets (Adjusted for Asset Revaluation)	234,324,929	237,642,758	239,824,996	0.9%	2.3%
Total interest earning assets (Adjusted for Asset Revaluation, FX Neutral USDPEN)				1.8%	5.5%

IEA rose 1.7% QoQ and 0.4% YoY. If we exclude the effect of asset revaluation at BCP Bolivia, IEA evolved as follows:

QoQ, IEA increased 0.9%, driven primarily by loan growth at BCP, particularly in retail segments, followed by loan expansion at Mibanco (for more details on this evolution, review chapter 1. Loan Portfolio). Growth in Cash and due from banks was a secondary factor behind IEA growth, as BCP’s increased its balances of savings and times deposits as part of its funding strategy. The positive impact of the aforementioned drivers was partially offset by a reduction in Cash collateral, reverse repurchase agreements and securities borrowing.

YoY, IEA expanded 2.3%, driven by growth in the loan balance, mainly at BCP. Growth in cash collateral, reverse repurchase agreements, and securities borrowing also contributed to the uptick in IEAs, albeit to a lesser extent. These dynamics were partially offset by the following factors: i) a reduction in the Investment balance due to the liquidation of investments at BCP under a strategy to manage the balances, and ii) a drop in Cash and due from banks, which was attributable to cash outflows to pay bond expirations over the year.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

03. Interest-earning Assets (IEA) and Funding

3.2.	Funding

Funding	As of			% change
S/ 000	Sep 24	Jun 25	Sep 25	QoQ	YoY
Deposits and obligations	154,435,451	154,723,334	158,430,455	2.4%	2.6%
Due to banks and correspondents	12,704,234	11,152,813	11,241,079	0.8%	-11.5%
BCRP instruments	4,788,939	5,096,459	6,643,892	30.4%	38.7%
Repurchase agreements with clients and third parties	2,594,165	6,168,934	3,537,281	-42.7%	36.4%
Bonds and notes issued	16,952,011	12,112,403	12,209,724	0.8%	-28.0%
Total funding	191,474,800	189,253,943	192,062,431	1.5%	0.3%
Total funding (Adjusted for Asset Revaluation)	191,474,800	196,368,181	197,503,936	0.6%	3.1%
Total funding (Adjusted for Asset Revaluation, FX Neutral USDPEN)				2.5%	1.3%

Funding dropped 2.0% QoQ and 0.5% YoY. If we exclude the impact of asset revaluation at BCP Bolivia, funding evolved as follows:

QoQ, funding rose 0.6%, driven mainly by an increase in the balance for Deposits and obligations. Growth was fueled both by higher low-cost deposits and by an increase in the uptake of wholesale time deposits at BCP, as part of the funding strategy (for more details, review Chapter 2. Deposits). Funding also rose on the tails of growth in balance of BCRP Instruments, which reflected an increase in Repurchase agreements to diversify funding. These dynamics were partially offset by a drop in the balance of Repurchase agreements with clients and third parties, which was impacted by a base effect associated with extraordinary growth in 2Q25 under Credicorp Capital Colombia’s investment strategy.

YoY, funding rose 3.1%, driven mainly by growth in Deposits and obligations and in low-cost deposits in particular, which attests to Credicorp’s solid transactional offering. It is important to note that Yape’s strong role as a payment and distribution platform for the Group’s diverse product offering. The increase in the balance for BCRP Instruments- which was driven by the same factors as those in play QoQ- also elevated the funding volume YoY, albeit to a lesser extent. The reduction in Bonds and notes issued, which fell due to the expiration of bonds and BCP and an issuance at Credicorp, partially offset the Funding balance increase.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

04	Net Interest Income (NII)

In 2Q25 Net Interest Income (NII) rose 2.0% QoQ. This evolution was driven mainly by Interest on loans, which rose on the back of loan growth, particularly in retail segments.

YoY, NII increased 2.7% due to a reduction in Interest and similar expenses. This decline was fueled primarily by a drop in expenses for deposits, which reflected a decrease in interest rates, and secondarily by an increase in low-cost deposits’ share of the funding structure.

NIM expanded 14 bps YoY to stand at 6.57%, propelled by a drop in the funding cost in a context marked by a downward trend in interest rates. It is important to note that growth in retail loans helped contain the negative impact that rates exerted on the IEA yield. Finally, risk-adjusted NIM reached a record high[1] of 5.53%.

Net interest income	Quarter			% change		Up to		% Change
S/000	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
Interest and Similar Income	4,995,971	4,922,292	4,987,693	1.3%	-0.2%	14,857,135	14,804,775	-0.4%
Interest and Similar Expenses	(1,405,221)	(1,306,921)	(1,299,864)	-0.5%	-7.5%	(4,371,798)	(3,929,563)	-10.1%
Interest Expense (excluding Net Insurance Financial Expenses)	(1,276,643)	(1,167,866)	(1,158,421)	-0.8%	-9.3%	(3,996,530)	(3,513,443)	-12.1%
Net Insurance Financial Expenses	(128,578)	(139,055)	(141,443)	1.7%	10.0%	(375,268)	(416,120)	10.9%
Net Interest, similar income and expenses	3,590,750	3,615,371	3,687,829	2.0%	2.7%	10,485,337	10,875,212	3.7%

Balances
Average Interest Earning Assets (IEA)	231,316,507	233,761,957	233,285,291	-0.2%	0.9%	229,452,866	237,958,451	3.7%
Average Funding	190,855,164	191,161,476	190,658,187	-0.3%	-0.1%	188,110,844	195,494,018	3.9%

Yields
Yield on IEAs	8.64%	8.42%	8.55%	13 bps	-9 bps	8.63%	8.30%	-33 bps
Cost of Funds(1)	2.68%	2.44%	2.43%	-1 bps	-25 bps	2.83%	2.40%	-43 bps
Net Interest Margin (NIM)(1)	6.43%	6.42%	6.57%	15 bps	14 bps	6.31%	6.33%	2 bps
Risk-Adjusted Net Interest Margin(1)	4.93%	5.44%	5.53%	9 bps	60 bps	4.70%	5.34%	64 bps
Peru's Reference Rate	5.25%	4.50%	4.25%	-25 bps	-100 bps	5.25%	4.25%	-100 bps
FED funds rate	5.00%	4.50%	4.25%	-25 bps	-75 bps	5.00%	4.25%	-75 bps
(1) For further detail on the NIM and Cost of Funds calculation, please refer to Annex 12.8

QoQ, Net Interest Income (NII) rose 2.0%. This evolution was primarily driven by growth in Interest and Similar Income, which rose due to an expansion in loans, leading the IEA mix to shift toward higher-yielding assets. The decrease in Interest and Similar Expenses also contributed to the increase in NII, although to a lesser extent, primarily due to lower Interest on bonds and subordinated notes, which fell on the back of BCP debt maturities.

YoY, NII increased 2.7%, impacted by a decrease in Interest and Similar Expenses, which fell on the back of a drop in Interest on deposits in the context of declining rates. The lower interest rate environment complements our competitive advantage in low-cost deposits. Interest and Similar Income was affected by a drop in Interest on deposits in other banks and, to a lesser extent, in Interest on securities; both of these lines were impacted by renewals with lower interest rates. It is important to note that an increase in Interest on loans partially offset the drop in Interest and Similar Income, buoyed by an increase in the share of retails loans and microfinance loans in the loan mix.

YTD, NII rose 3.7% on the back of a drop in Interest and Similar Expenses. This reduction was driven mainly by a decrease in Interest on deposits, which was fueled by the same factors seen YoY. Interest and Similar Income contracted, impacted by a negative price effect, which led Interest on loans and securities to fall.

1 Since the implementation of IFRS 9 in 2018.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

04. Net Interest income (NII)

Net Interest Margin

NIM rose 14 bps YoY to stand at 6.57%. This expansion reflected a 25 bps drop in the cost of funding in a context marked by declining rates. The IEA yield decreased 9 bps YoY, impacted by renewals of IEA at lower interest rates. Notwithstanding, the increase in the retail loans’ share of the mix helped buffer downward pressure on the margin. Risk-adjusted NIM rose 60 bps YoY to stand at a record high of 5.53%. This evolution underscores the strategic importance of expanding into new market segments as a driver of profitability.

Dynamics of the Net Interest Margin by Currency

Interest Income / IEA	3Q24			2Q25			3Q25			Sep 24			Sep 25
S/ millions	Average	Income	Yields	Average	Income	Yields	Average	Income	Yields	Average	Income	Yields	Average	Income	Yields
	Balance			Balance			Balance			Balance			Balance
Total (LC + FC)
Cash and equivalents	32,083	365	4.6%	35,864	342	3.8%	35,034	316	3.6%	31,494	1,019	4.3%	37,991	1,003	3.5%
Other IEA	1,598	26	6.5%	3,215	69	8.6%	3,999	68	6.8%	1,415	80	7.5%	2,219	157	9.4%
Investments	52,877	681	5.2%	53,604	670	5.0%	51,396	643	5.0%	52,772	2,042	5.2%	52,506	1,996	5.1%
Loans	144,757	3,924	10.8%	141,079	3,841	10.9%	142,857	3,961	11.1%	143,773	11,715	10.9%	145,242	11,649	10.7%
Total IEA	231,315	4,996	8.6%	233,762	4,922	8.4%	233,286	4,988	8.6%	229,454	14,856	8.6%	237,958	14,805	8.3%
IEA (LC)	55.7%	68.8%	10.7%	56.5%	71.1%	10.6%	56.7%	71.4%	10.8%	56.3%	69.4%	10.6%	55.8%	71.0%	10.6%
IEA (FC)	44.3%	31.2%	6.1%	43.5%	28.9%	5.6%	43.3%	28.6%	5.7%	43.7%	30.6%	6.0%	44.2%	29.0%	5.4%

Interest Income / Funding	3Q24			2Q25			3Q25			Sep 24			Sep 25
S/ millions	Average	Expense	Yields	Average	Expense	Yields	Average	Expense	Yields	Average	Expense	Yields	Average	Expense	Yields
	Balance			Balance			Balance			Balance			Balance
Total (LC + FC)
Deposits	153,203	678	1.8%	156,171	541	1.4%	156,577	565	1.4%	151,070	2,195	1.9%	160,136	1,726	1.4%
BCRP + Due to Banks	17,828	262	5.9%	17,107	265	6.2%	17,067	253	5.9%	18,617	794	5.7%	17,643	785	5.9%
Bonds and Notes	17,453	201	4.6%	13,252	193	5.8%	12,161	165	5.4%	15,773	598	5.1%	14,739	525	4.7%
Others	2,371	264	44.5%	4,632	307	26.5%	4,853	317	26.1%	2,651	785	39.5%	2,976	894	40.1%
Total Funding	190,855	1,405	2.9%	191,162	1,306	2.7%	190,658	1,300	2.7%	188,111	4,372	3.1%	195,494	3,930	2.7%
Funding (LC)	49.3%	48.5%	2.9%	52.4%	51.9%	2.7%	52.6%	52.8%	2.7%	49.3%	50.8%	3.2%	51.9%	52.7%	2.7%
Funding (FC)	50.7%	51.5%	3.0%	47.6%	48.1%	2.8%	47.4%	47.2%	2.7%	50.7%	49.2%	3.0%	48.1%	47.3%	2.6%

NIM(1)	231,315	3,591	6.2%	233,762	3,616	6.2%	233,286	3,688	6.3%	229,454	10,484	6.1%	237,958	10,875	6.1%
NIM (LC)	55.7%	76.8%	8.6%	56.5%	78.0%	8.5%	56.7%	77.9%	8.7%	56.3%	77.1%	8.4%	55.8%	77.6%	8.5%
NIM (FC)	44.3%	23.2%	3.3%	43.5%	22.0%	3.1%	43.3%	22.1%	3.2%	43.7%	22.9%	3.2%	44.2%	22.4%	3.1%
(1) Unlike the NIM figure calculated according to the formula in Appendix 12.8, the NIM presented in this table includes “Financial Expense associated with the insurance and reinsurance activity, net”.

QoQ Analysis

QoQ, Net Interest Income (NII) rose 2.0%, bolstered by growth in NII in both LC and FC. IEA in LC represented 56.7% of total IEA at the end of 3Q25, and 71.4% of interest income generated over the quarter.

Dynamics of Local Currency (LC)

NII in LC increased 1.8% on the back of higher interest income. This evolution reflected growth in income from Loans, which rose primarily due to an uptick in volumes and secondarily, due to a mix effect, given that expansion was predominantly in retail segments. Higher income from loans was partially offset by a decline in market rates on Cash and equivalents and Investments. Interest expenses rose slightly, fueled by growth in expenses for Deposits, which rose on the back of an increase in the balance of time deposits.

Dynamics in Foreign Currency (FC)

NII in FC increased 2.5% QoQ, driven by a drop in interest expenses, where the decline was fueled mainly by a drop in expenses for Bonds and notes issued following the expiration of a BCP bond. Interest income reported a marginal increase in its contribution to NII, which was driven by a more profitable Loan mix. It is important to note that the remainder of IEA in FC reported a drop in interest income due to a downward trend in market rates.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

04. Net Interest income (NII)

YoY Analysis

YoY, NII rose 2.7%, reporting a rise in NII in LC while NII in FC declined.

Local Currency Dynamics (LC)

NII in LC increased 4.2% YoY, driven mainly by an uptick in interest income, and despite an increase in interest expenses. The following dynamics drove this evolution:

Interest income from loans increased, impacted by an increase in retail and microfinance loans’ share of the portfolio and by a volume effect at the total loan level. As a result, the yield on interest-earning assets in LC rose 8 bps to 10.8%.

On the interest expense side, costs rose due to increased funding through BCRP instruments. This was partially offset by lower expenses on Bonds and Notes issued, and to a lesser extent, by a decline in deposit-related expenses, which was attributable to a drop in market rates. In this context, the cost of funding in LC decreased 16 bps to 2.7%.

Foreign Currency Dynamics (FC)

NI in FC dropped 2.2% YoY due to the following:

Interest income fell, driven mainly by a drop in income from Loans, which was impacted by lower interest rates. In this context, the yield on IEA in FC dropped 41 bps to stand at 5.7%

The reduction in interest expenses, which was impacted primarily by a drop in interest rates on deposits and to a lesser extent by expirations of bonds at BCP and Credicorp, partially offset the drop in income. In this context, the cost of funding in FC dropped 27 bps to stand at 2.7%.

YTD Analysis

YTD, NII rose 3.7% on the back of growth in both LC and FC.

Local Currency Dynamics (LC)

NII in LC increased 4.3%, driven mainly by growth in interest income and secondarily, by a reduction in interest expenses. On the income side, growth was fueled by higher income from Loans, which rose on the back of the same portfolio dynamics mentioned in the YoY analysis. In the case of expenses, the drop was propelled by a decrease in expenses for Deposits, which was driven by the same factors in play YoY.

Foreign Currency Dynamics (FC)

NII in FC increased 1.7%, where the decline in interest expenses was partially offset by a decrease in interest income. Expenses fell primarily on the back of drop in interest on deposits, which was driven by the same factors in play YoY, and secondarily by a reduction in the funding volume through BCRP + banks. Interest income, in turn, fell due to a decrease in income from Loans, which was mainly attributable to declining market rates.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

05	Portfolio Quality and Provisions

Portfolio quality indicators have continued to evolve positively over the last year, driven by fortified risk management and backed by improvements in payment performance and in the Peruvian economy.

QoQ, the drop in the NPL balance at BCP Stand-alone was fueled mainly by ongoing improvements in origination and debt collections management in Consumer and Credit Cards. At Mibanco, the reduction in the NPL balance was spurred primarily by a drop in overdue loans. In this context, the NPL ratio dropped 15 bps and 105 bps QoQ and YoY, respectively, to stand at 4.8%.

Provisions rose QoQ, driven by an increase at BCP Stand-alone, reflecting both the recurring dynamics of Retail Banking and specific impacts within Wholesale Banking, with Individuals stable, SMEs slightly higher due to a base effect, and one corporate client showing increased credit risk. This evolution was partially offset by a drop in provisions at Mibanco, which reflects improvements in debt collections management. YoY, provisions dropped 30.5%, driven by BCP Stand-alone and Mibanco. In this context, the cost of risk rose slightly 6 bps QoQ and fell 71 bps YoY, to stand at 1.7% at quarter-end.

Our portfolio quality indicators have improved substantially over the last twelve months and continue to follow a positive trend in all segments, led by Retail Banking, which benefitted from fortified risk management and backed by improvements in payment performance and in the Peruvian economy.

5.1	Portfolio Quality

Total Portfolio Quality (in quarter-end balances)

Loan Portfolio quality and Delinquency ratios	As of			% change
S/000	Sep 24	Jun 25	Sep 25	QoQ	YoY
Total loans (Quarter-end balance)	142,568,785	140,961,978	144,752,254	2.7%	1.5%
Write-offs	923,946	581,373	713,933	22.8%	-22.7%
Internal overdue loans (IOLs)	6,026,341	5,044,212	4,953,303	-1.8%	-17.8%
Internal overdue loans over 90-days	4,851,591	4,171,379	4,142,080	-0.7%	-14.6%
Refinanced loans	2,333,814	1,947,709	2,016,442	3.5%	-13.6%
Non-performing loans (NPLs)	8,360,155	6,991,921	6,969,745	-0.3%	-16.6%
IOL ratio	4.2%	3.6%	3.4%	-16 bps	-81 bps
IOL over 90-days ratio	3.4%	3.0%	2.9%	-10 bps	-54 bps
NPL ratio	5.9%	5.0%	4.8%	-15 bps	-105 bps

QoQ, the NPL balance dropped 0.3%, led primarily by BCP Stand-alone and secondarily by Mibanco. Write-offs rose 22.8%, spurred by extraordinary write-offs, mainly of loans in the judicial recovery stage in SME-Pyme.

QoQ, at BCP Stand-alone, the decrease in the NPL balance was driven primarily by Retail Banking. This evolution was mainly attributable to (i) improvements in origination and debt collections management in Consumer and Credit Cards, and (ii) debt repayments by clients with loans under judicial recovery in SME-Pyme. The reduction in the balance in Retail Banking was upset by an uptick in NPLs in Wholesale Banking, which was fueled mainly by refinancing of a client in the real estate sector. At Mibanco, the reduction in the NPL balance was attributable to a drop in overdue loans, which fell primarily on the back of stricter origination and improvements in debt collections management that began one year ago. Currently, 78% of the loan portfolio is comprised of new, healthier loans that were originated under these policies.

YoY, the NPL balance dropped 16.6%, led primarily by BCP Stand-alone and to a lesser extent by Mibanco. The reduction in write-offs (-22.7%) was spurred mainly by an improvement in origination quality in the Retail segment.

YoY, at BCP Stand-alone, the decrease in the NPL balance was driven primarily by Retail Banking and secondarily by Wholesale Banking. In Retail, the reduction was mainly attributable, in order of impact, to an uptick in debt repayments due to an increase in liquidity in the system, followed by the same dynamics seen in the QoQ Analysis, in the Consumer and Credit Card segments; and a reduction in overdue loans, which was concentrated mainly among clients with medium ticket (> S/ 150 thousand) and lower risk

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

05. Portfolio Quality and Provisions

loans in SME-Pyme. In Wholesale, the drop in NPLs was primarily spurred by total debt repayment by two corporate clients in the real estate sector. Finally, at Mibanco, the reduction in NPLs was driven by the same dynamics in play QoQ.

NPL Ratio for Total Loans

The NPL ratio at Credicorp fell 15 bps QoQ to stand at 4.8%. This decline was driven mainly by loan growth and secondarily, by the same drivers that drove the NPL evolution in the QoQ analysis.

If we analyze the QoQ evolution of the NPL ratio by subsidiary, we see:

●       BCP Stand-alone, where the NPL ratio dropped 12 bps. In the case of Small Businesses and Mortgage, the reduction in the NPL ratio was attributable mainly to loan growth whereas in Consumer and Credit Cards, the decline was spurred primarily by a drop in NPL volumes.

●	Mibanco, where the NPL ratio fell 41 bps. This evolution was fueled primarily by a drop in NPL volumes and secondarily, by loan growth.

NPL Ratio for Total Loans at BCP (1)

The NPL ratio at Credicorp dropped 105 bps YoY to stand at 4.8%. This decline was driven mainly by the same dynamics that fueled the evolution of NPLs YoY and secondarily, by loan growth.

If we analyze the YoY evolution of the NPL Ratio by Subsidary, we see:

●      BCP Stand-alone, where the NPL ratio fell 119 bps YoY. Across segments, except for Mortgage, the reduction in the NPL ratio was mainly attributable to a drop in NPL volumes. In the case of Mortgage, the decline in the NPL ratio was driven primarily by loan growth and secondarily, by a reduction in NPL volumes.

(1) It corresponds to management information by segment in BCP Stand-Alone.

●	Mibanco, where the NPL ratio dropped 215 bps YoY, fueled mainly by a reduction in NPL volumes and secondarily, by loan growth.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

05. Portfolio Quality and Provisions

5.2	Provisions and Cost of Risk of the Total Portfolio

Loan Portfolio Provisions	Quarter			% change		Up to		% change
S/000	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
Gross provision for credit losses on loan portfolio	(981,870)	(683,965)	(720,445)	5.3%	-26.6%	(3,085,607)	(2,100,143)	-31.9%
Recoveries of written-off loans	113,789	108,806	117,527	8.0%	3.3%	309,456	340,173	9.9%
Provision for credit losses on loan portfolio, net of recoveries	(868,081)	(575,159)	(602,918)	4.8%	-30.5%	(2,776,151)	(1,759,970)	-36.6%
Cost of risk (1)	2.4%	1.6%	1.7%	6 bps	-71 bps	2.6%	1.6%	-95 bps
(1) Provisions for credit losses on loan portfolio, net of annualized recoveries / Average Total Loans. It includes reversal of provisions for “El Niño” Phenomenon in 1Q24.

QoQ, provisions rose 4.8%. This evolution was driven by BCP Stand-alone and partially offset by Mibanco. At BCP Stand-alone, growth in provisions reflected both the recurring dynamics of Retail Banking and specific impacts within Wholesale Banking. In Retail Banking, provisions for Individuals remained stable while provisions for SMEs rose slightly due to a base effect stemming from higher reversals last quarter linked to increased debt repayments in SME-Business. In Wholesale Banking, there was a relevant increase in the credit risk of one corporate client. At Mibanco, provisions contracted slightly on the back of improvements in debt collections management. In this context, the CoR at Credicorp rose slightly by 6 bps QoQ but remained low again this quarter at 1.7%. This result was attributable to the risk management measures instituted this year and to improvements in the Peruvian economy.

Cost of Risk by Subsidiary
YoY, provisions dropped 30.5%, driven by BCP Stand-alone and Mibanco. This evolution was fueled by improvements in payment performance in a context of economic recovery. At BCP Individual, the reduction in provisions was attributable to Individuals and SME-Pyme, where the decine was mainly due to an increase in lower-risk vintages’ share of total loans. This evolution was partially offset by Wholesale, which was impacted by the base effect generated by an uptick in reversals due to an increase in debt repayments. At Mibanco, the decrease was led by an improvement in underlying risk as lower-risk vintages gained traction and currently represent 78% of total loans. In this context, the CoR at Credicorp dropped 71 bps YoY to stand at 1.7%.

YTD, provisions fell 36.6%. This evolution was driven by BCP Stand-alone and Mibanco, via the same dynamics as those seen YoY. In this scenario, the CoR at Credicorp decreased 95 pbs to stand at 1.7%.

QoQ Cost of Risk Evolution	YoY Cost of Risk Evolution
(1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.	(1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.
YTD Cost of Risk Evolution*

(*) It includes reversal of provisions for “El Niño” Phenomenon in 1Q24.
(1) Others include BCP Bolivia, Mibanco Colombia, ASB and eliminations.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

05. Portfolio Quality and Provisions

NPL Coverage Ratio (in Quarter-end balances)
Loan Portfolio Quality and Delinquency Ratios		As of		% change
S/000	Sep 24	Jun 25	Sep 25	QoQ	YoY
Total loans (Quarter-end balance)	142,568,785	140,961,978	144,752,254	2.7%	1.5%
Allowance for loan losses	8,250,023	7,658,595	7,674,040	0.2%	-7.0%
Non-performing loans (NPLs)	8,360,155	6,991,921	6,969,745	-0.3%	-16.6%
Allowance for loan losses over Total loans	5.8%	5.4%	5.3%	-13 bps	-49 bps
Coverage ratio of NPLs	98.7%	109.5%	110.1%	58 bps	1143 bps

Allowance for loan losses (in S/ millions)

QoQ, the allowance for loan losses rose slightly by 0.2%, driven mainly by BCP Bolivia and Mibanco.

YoY, the allowance for loan losses fell 7.0%, fueled primarily by Retail Banking at BCP Stand-alone and secondarily by BCP Bolivia.

(1) Others include Mibanco Colombia, ASB and eliminations.

NPL Coverage Ratio

The NPL Coverage Ratio at Credicorp stood at 110.1% at the end of 3Q25.

QoQ
The NPL Coverage Ratio at Credicorp rose 58 bps, driven by the evolution at BCP Stand-alone and Mibanco.

At BCP Stand-alone, the NPL Coverage Ratio increased 25 bps to stand at 109.6%. This evolution was primarily attributable to a decrease in NPLs, as described in the QoQ analysis. At Mibanco, the NPL Coverage Ratio rose 730 bps to stand at 121.0%. This evolution was also driven by the drop in NPLs, which is summarized in the QoQ analysis.

YoY
The Total NPL Coverage Ratio at Credicorp increased 1,143 bps, fueled mainly by BCP Stand-alone and Mibanco.

At BCP Stand-alone, the Total NPL Coverage Ratio was up 1,235 bps, driven primarily by a decrease in NPLs, as discussed in the YoY analysis. At Mibanco, the ratio was up 2,203 bps YoY. This evolution was also attributable to a reduction in NPLs, as outlined in the YoY analysis.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

06	Other Income

Other Income declined 1.4% QoQ but increased 7.0% YoY. The volatility in these results reflects fluctuations in Other Non-Core Income, which included atypical items in prior quarters. Focusing on recurring components within Other Core Income:
QoQ, Other Core Income grew 4.0%, primarily driven by an uptick in Universal Banking. Growth was supported by higher fees at Yape, fueled by increased revenue-generating transactions, and FX gains at BCP Bolivia, following the successful rollout of new foreign exchange products.
YoY, Other Core Income rose 11.9%, mainly due to higher total fees at BCP Stand-alone and FX gains within Universal Banking, underscoring consistent execution of our revenue diversification and decoupling strategy.

6.	Other Income[1]
Other Income (1)	Quarter			% Change		Up to		% change
(S/ 000)	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
Other Core Income	1,302,675	1,401,569	1,457,604	4.0%	11.9%	3,761,186	4,197,011	11.6%
Other Non-Core Income	242,670	275,804	196,587	-28.7%	-19.0%	768,047	824,769	7.4%
Total Other Income	1,545,345	1,677,373	1,654,191	-1.4%	7.0%	4,529,233	5,021,780	10.9%
(1) Beginning in 1Q25, accounting reclassifications have been incorporated affecting Fee Income, Net Gain on Foreign Exchange Transactions, and Net Gain on Derivatives Held for Trading. Prior periods have been restated for comparability and may differ from previously reported figures.

Other Income dropped 1.4% QoQ but rose 7.0% YoY and 10.9% YTD.

6.1.	Other Core Income[1]
Other Core Income (1)	Quarter			% Change		Up to		% change
(S/ 000)	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
Fee Income	982,818	1,024,553	1,063,032	3.8%	8.2%	2,786,611	3,081,609	10.6%
Net Gain on Foreign Exchange Transactions	319,856	377,016	394,572	4.7%	23.4%	974,575	1,115,402	14.5%
Total Other Core Income	1,302,674	1,401,569	1,457,604	4.0%	11.9%	3,761,186	4,197,011	11.6%
(1) Beginning in 1Q25, accounting reclassifications have been incorporated affecting Fee Income, Net Gain on Foreign Exchange Transactions, and Net Gain on Derivatives Held for Trading. Prior periods have been restated for comparability and may differ from previously reported figures.

Income diversification, coupled with heightened digital capacities, continued to drive growth in Other Core Income.

•
QoQ,Other Core Income hit an all-time high, buoyed mainly by growth in Fee Income (+3.8%), which will be discussed in the following section. The Net Gain on FX Transactions rose 4.7% after registering record-high gains once again at BCP Stand-alone and a recovery at BCP Bolivia. The positive performance of BCP Bolivia was driven by the increased dynamism of the Treasury Desk, which achieved higher transaction volumes thanks to sales of new products in the foreign exchange business.

•
YoY, growth was driven by an increase in Fee Income (+8.2%), with the underlying drivers to be detailed in the next section. Additionally, Net Gain on FX Transactions rose by 23.4%, primarily led by BCP Stand-alone and, to a lesser extent, by BCP Bolivia, both supported by higher transaction volumes.

•
YTD, growth was driven mainly by an upswing in Fee Income (+10.6%); details on the dynamics will be discussed in the next section. The Net Gain on FX transactions rose 14.5%, buoyed by on-going growth in transaction volumes. This performance reflects two complementary strategies: (i) strengthening digital channels to capture transactional opportunities, which position us to capture transactional opportunities through mobile banking at BCP Stand-alone, and (ii) disciplined pricing and spread management to boost volumes, where commercial management initiatives were more active in and focused on the Retail Banking segment. Together, these initiatives position us to deliver sustainable FX revenue growth and reinforce our competitive edge.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

06. Other Income

Fee Income by Subsidiary
Fee Income by Subsidiary	Quarter			% Change		Up to		% change
(S/ 000)	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
BCP Stand-Alone (1)	804,058	853,720	873,187	2.3%	8.6%	2,251,040	2,558,334	13.7%
BCP Bolivia (2)	18,380	14,552	10,244	-29.6%	-44.3%	54,363	37,640	-30.8%
Mibanco	18,412	27,633	28,873	4.5%	56.8%	64,358	84,845	31.8%
Mibanco Colombia	12,333	12,395	14,314	15.5%	16.1%	34,625	35,835	3.5%
Pacífico	(3,218)	(6,287)	(5,123)	-18.5%	59.2%	(8,905)	(15,167)	70.3%
Prima	90,748	97,233	95,006	-2.3%	4.7%	284,379	286,311	0.7%
ASB	15,760	12,841	12,615	-1.8%	-20.0%	48,307	39,282	-18.7%
Credicorp Capital	141,657	134,297	148,115	10.3%	4.6%	423,287	418,676	-1.1%
Eliminations and Other (3)	(115,312)	(121,831)	(114,199)	-6.3%	-1.0%	(364,843)	(364,147)	-0.2%
Total Net Fee Income	982,818	1,024,553	1,063,032	3.8%	8.2%	2,786,611	3,081,609	10.6%
(1) Beginning in 1Q25, accounting reclassifications related to credit card loyalty program expenses and Yape’s transactional fee expenses have been incorporated. These reclassifications affected Administrative and General Expenses as well as Fee Income. Prior periods have been restated for comparability and may differ from previously reported figures.
(2) Beginning in 1Q25, reclassifications related to FX operations at BCP Bolivia have been incorporated. These reclassifications affected Fee Income and Net Gain on Derivatives Held for Trading, which are now consolidated into Net Gain on Foreign Exchange Transactions. Prior periods have been restated for comparability and may differ from previously reported figures.
(3) Correspond mainly to the eliminations of bancassurance between Pacifico, BCP, and Mibanco.

QoQ, YoY and YTD, growth of 3.8%, 8.2% and 10.6% were reported, respectively. Across periods, growth was driven mainly by an increase in total fees at BCP Stand-alone (the dynamics will be discussed in the next chapter). In the QoQ analysis, growth was also spurred by Credicorp Capital, which reported an increase in AUM volumes in Colombia, which rose through product sales to institutional clients, and in Chile, where growth was registered in the investment fund management and securities custody businesses. In the YoY and YTD analysis, Mibanco drove the improvement in performance through an uptick in fees for obligatory insurance policies, which rose alongside growth in disbursements. This evolution was partially attenuated by BCP Bolivia, which reported a drop in the transactions volume of cards in USD.

Fee Income at BCP Stand-alone
Composition of Fee Income at BCP Stand-alone (*)
BCP Stand-alone Fees (*)	Quarter			% Change		Up to		% change
(S/ 000,000)	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
Payments and transactional services (1)	300	287	270	-5.7%	-9.9%	835	840	0.6%
Yape (2)	94	132	165	25.3%	74.6%	218	417	91.2%
Liability and Transactional Accounts (3)	198	201	204	1.7%	3.2%	567	602	6.1%
Loan Disbursement (4)	96	104	103	-1.1%	7.1%	287	305	6.3%
Off-balance sheet	57	53	54	1.3%	-5.2%	169	163	-3.6%
Insurances	34	40	35	-12.2%	2.4%	102	122	19.7%
Wealth Management and Corporate Finance	13	20	19	-3.1%	51.2%	40	54	35.8%
Others (5)	12	18	23	27.2%	87.1%	33	55	66.4%
Total	804	854	873	2.3%	8.6%	2,251	2,558	16.5%
(*) Management figures.
(1) Corresponds to fees from credit and debit cards, payments and collections. Beginning in 1Q25, accounting reclassifications related to expenses associated with the credit card loyalty program have been incorporated. These reclassifications affected Administrative and General Expenses and Fee Income. Figures for prior periods have been restated for comparability and may differ from those previously reported.
(2) Not includes fees related to E-Commerce. Not includes FX and remittances. Beginning in 1Q25, accounting reclassifications associated with Yape’s transactional fee expenses have been incorporated. These reclassifications affected Administrative and General Expenses and Fee Income. Figures for prior periods have been restated for comparability and may differ from those previously reported.
(3) Corresponds to fees from Account maintenance, interbank transfers, national transfers, and international transfers.
(4) Corresponds to fees from retail and wholesale loan disbursements.
(5) Use of third-party networks, other services to third parties, and Commissions in foreign branches

QoQ, Fee Income at BCP Stand-alone rose 2.3%, driven mainly by:

•
Yape (+25.3%), which registered improved results in (i) QR (POS) merchant fee, driven by an upswing in activity in July (due to growth in consumer liquidity following statutory bonus payment) and in August (due to retail campaigns). Growth over the period was also driven by (ii) bill payments, which reflect the beginning of the educational centers registration cycle for the second half of the year, and an uptick in the use of (iii) Checkout, which experienced growth in the number of affiliated establishments.

•	Other (+27.2%), reflecting growth in income from overseas branches.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

06. Other Income

Core Businesses, which include (i) Payment and Transactional Services, (ii) Liability and Transactional Accounts, and (iii) Loan Disbursements, which represent more recurring and stable accounts, reported a drop mainly through Payment and Transactional Services. The Merchant Fee, which is pegged to the dynamics of debit and credit card transactional activity and billing, maintained solid results that were, however, offset by growth in expenses related to loyalty programs and Visa fees.
YoY, Fee Income rose 8.6%, driven by:

•
Yape (+75.0%): Growth was spurred by the same functionalities responsible for the QoQ evolution, which represent the app’s most consolidated performers. The following businesses also contributed to growth (i) Top-ups, where Yape continues to strengthen its market share; (ii) Remittances, reflecting the power of new strategic alliances that have bolstered our access to channels and countries for distribution; and (iii) Yape Businesses, whose TPV continues to trend gradually upward.

•	Others (+71.5%), related to Other Services and overseas branches.

Positive results for Core Businesses were driven by growth in Loan disbursements (+7.1%), which rose on the back of an uptick in origination, and by Liability and transactional accounts, which reported growth in the volume of interbank and foreign transfers and an increase in current account openings. This performance was offset by a reduction in the Payment and Transactional Services line, which declined despite growth in transactional activity, impacted by a high base effect due to an extraordinary income recorded in 3Q24, as well as by higher Visa fees.

YTD (Sep 25 vs Sep 24) growth stood at 16.5%, which was attributable to:

•	Yape (+91.4%), as mature functionalities and new solutions advanced significantly.
•
Core businesses, registered positive results through (i) Liability and Transactional Accounts, which rose on the back of Wires and Transfers and Current Accounts, (ii) Loan disbursements, associated with an uptick in the dynamism of the loan portfolio, and (iii) Payments and Transactional Services, which reported growth due to growth in billing for debit and credit cards.

6.2 Other Non-core Income
Other Non-Core Income	Quarter			% change		Up to		% change
(S/ 000)	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
Net Gain on Securities	120,033	179,174	111,977	-37.5%	-6.7%	274,489	263,002	-4.2%
Net Gain from Associates (1)	35,600	6,556	5,192	-20.8%	-85.4%	96,623	35,816	-62.9%
Net Gain of Derivatives Held for Trading (2)	(3,499)	21,418	244	-98.9%	-107.0%	78,233	40,161	-48.7%
Net Gain from Exchange Differences	(6,139)	10,195	7,518	-26.3%	-222.5%	(19,693)	33,672	-271.0%
Other Non-operative Income	96,675	58,461	71,656	22.6%	-25.9%	338,395	452,118	33.6%
Total Other Non-Core Income	242,670	275,804	196,587	-28.7%	-19.0%	768,047	824,769	7.4%
(1) Includes gains on other investments. Beginning in 1Q25, revenues from the EPS and Medical Services businesses are no longer reported under Net Gain from Associates. Instead, they are fully consolidated into the Underwriting Insurance Result and the newly created Medical Services Result, respectively.
(2) Beginning in 1Q25, accounting reclassifications related to FX operations at BCP Bolivia have been incorporated. These reclassifications affected Fee Income and Net Gain on Derivatives Held for Trading, which are now consolidated into Net Gain on Foreign Exchange Transactions. Figures for prior periods have been restated for comparability and may differ from those previously reported.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

06. Other Income

(1) Others: include Grupo Credito, Credicorp Stand-alone, eliminations and others.

QoQ, Other Non-Core Income dropped 28.7%, driven mainly by:

•
Net gain (loss) on securities: dropped 37.5%, spurred mainly by a base effect at BCP Stand-alone, which was associated with a sovereign bond exchange in 2Q25. This decline was partially offset by Credicorp Capital, which reported positive results for Trading in the Capital Markets in Colombia after a strategy was executed to repurchase government papers and exchange bonds.

•	Net gain (loss) on derivatives held for trading: fell 98.9% due to lower results for coverage strategies for portfolios in local currencies and for Forward contracts, mainly at Credicorp Capital.

This impact was partially offset by Other Non-Operating Income (+22.6%), which rose due to releases of administrative and contingent provisions at Pacifico.

YoY, Other Non-Core income dropped 19.0%, due to:

•	Other non-operating income: fell 25.9%, impacted by extraordinary income in 3Q24 in Others, which registered a reversal of provisions at ASHC.
•
Net gain on investment in associates: decreased 85.4%, mainly attributable to Pacifico, which experienced a change in accounting after the acquisition of Banmedica; currently, the results for corporate health insurance and medical services are consolidated in the Insurance Underwriting Result and Medical Services line rather than in the gain from associates line.

•
Net gain (loss) on securities: dropped 6.7%, impacted primarily by Pacífico, which was impacted by credit downgrades on a couple of assets in the investment portfolio. The YoY decline was also driven by BCP Bolivia, which was affected by a base effect associated with the release of anticipated losses on investments in 3Q24, and by BCP Stand-alone, which registered a base effect related to sovereign bonds exchanges and sales in 3Q24. This contraction was partially offset by an uptick in the gain on securities at Credicorp Capital, which was driven by the same dynamics as those seen QoQ.

The reduction in Other Non-Core Income was partially offset by the YoY increase in the Net Gain (Loss) on Exchange Differences, which reflected the base effect generated by USDPEN exchange rate volatility in 3Q24.

YTD, Other Non-Core Income rose 7.4%, driven by

•	Other Non-Operating Income: increased 33.6%, buoyed by an extraordinary gain following the acquisition of Banmédica.
•	Net Gain (Loss) on exchange differences: up mainly through ASB, due to treasury gains to cover exposure in local currencies.

Growth in Other Non-Core Income YTD was partially attenuated by a Net gain on associates (-62.9%), which reflects an accounting adjustment at Pacífico, and by a Net Gain (Loss) on derivatives held for trading (-48.7%), in line with a reduction in results at ASB and Credicorp Capital due to exposure in local currency portfolios. The YTD result was also impacted, albeit to a lesser extent, by a decrease in the Net Gain on Securities (-4.2%), related to a deterioration of some investments in Pacifico, and by the devaluation of a fund in Others, which was partially offset by BCP Stand-alone, attributable to a sovereign bond exchange in 2Q25.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

07	Results for Insurance Underwriting and Medical Services

QoQ, the Insurance Underwriting Result rose 10.7%. This evolution was driven primarily by (i) Life, attributable to a drop in expenses for Insurance Service Expenses on the back of a decrease in claims in D&S and Group Life, (ii) EPS, which showed higher Insurance Service Income supported by a solid commercial performance that resulted in higher premiums, and (iii) P&C, due to a more favorable reinsurance Result in Commercial Lines.
YoY and YTD, results increased 33.1% and 20.5% respectively, through (i) Life, due to a reduction in Insurance Service Expenses in D&S and Individual Life and growth in Income in Credit Life; (ii) P & C, due to the same dynamics exposed on the QoQ analysis; and (iii) the EPS business, due to the change in perimeter given the consolidation of Banmedica's operations.

Insurance Underwriting Results			Quarterly		% Change		Up to		%Change
S/millions		3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
	Insurance Service Income	940.9	1,185.6	1,212.4	2.3%	28.9%	2,788.0	3,386.0	21.4%
Total	Insurance Service Expenses	(514.7)	(738.8)	(746.6)	1.1%	45.1%	(1,487.1)	(2,057.2)	38.3%
	Reinsurance Results	(134.4)	(96.0)	(77.4)	-19.3%	-42.4%	(414.6)	(260.4)	-37.2%
	Insurance Underwriting Result	291.8	350.9	388.3	10.7%	33.1%	886.3	1,068.4	20.5%
	Insurance Service Income	471.1	480.0	490.1	2.1%	4.0%	1,382.8	1,460.1	5.6%
P&C	Insurance Service Expenses	(278.8)	(298.7)	(319.7)	7.1%	14.7%	(818.7)	(943.7)	15.3%
	Reinsurance Results	(114.0)	(88.7)	(72.9)	-17.8%	-36.1%	(334.2)	(234.0)	-30.0%
	Insurance Underwriting Result	78.4	92.6	97.5	5.2%	24.3%	230.0	282.4	22.8%
	Insurance Service Income	453.0	330.9	326.7	-1.3%	-27.9%	1,347.2	990.5	-26.5%
Life	Insurance Service Expenses	(233.8)	(79.0)	(38.0)	-52.0%	-83.8%	(671.1)	(229.3)	-65.8%
	Reinsurance Results	(15.8)	(7.6)	(28.9)	281.1%	83.4%	(66.1)	(49.8)	-24.7%
	Insurance Underwriting Result	203.4	244.3	259.9	6.4%	27.8%	610.0	711.4	16.6%
	Insurance Service Income	23.5	13.3	14.8	11.7%	-37.0%	73.9	45.4	-38.5%
Crediseguros	Insurance Service Expenses	(7.1)	(4.2)	(2.2)	-48.3%	-69.6%	(12.7)	(12.2)	-4.3%
	Reinsurance Results	(11.2)	(3.8)	(2.9)	-24.1%	-74.3%	(29.8)	(9.5)	-68.0%
	Insurance Underwriting Result	5.2	5.3	9.8	85.5%	90.2%	31.3	23.7	-24.2%
	Insurance Service Income	0.0	383.3	401.1	4.6%	n.a.	0.0	914.5	n.a.
EPS	Insurance Service Expenses	0.0	(357.3)	(369.5)	3.4%	n.a.	0.0	(849.7)	n.a.
	Reinsurance Results	0.0	(1.3)	1.7	-233.9%	n.a.	0.0	0.0	n.a.
	Insurance Underwriting Result	0.0	24.7	33.3	34.6%	n.a.	0.0	64.8	n.a.
QoQ, the Insurance Underwriting Result increased 10.7%, driven by growth in income from Insurance Services (+2.3%) and a more favorable Reinsurance Result (-19.3%). The positive impact of both these drivers was attenuated by growth in Insurance Service Expenses (+1.1%).
YoY and YTD, the Insurance Underwriting Result increased 33.1% and 20.5%, respectively. This evolution was fueled by growth in Insurance Service Income (+28.9% and +21.4%) and by a more favorable Reinsurance Result (-42.4% and -37.2%). These impacts were partially attenuated by an increase in Insurance Service Expenses (+45.1% and +38.3%).

P%C Insurance

Insurance Service Income

Insurance Service Expenses

(1) As of 1Q25, the business previously known as “P & C Risks” has been reclassified into two separate categories: Personal Lines and Commercial Lines to better reflect the nature of insured risks. Historical figures have been adjusted for comparability purposes

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

07. Results for Insurance Underwriting and Medical Services

QoQ, the Insurance Underwriting Result increased 5.2% on the back of the following dynamics:
•
Insurance Service Income rose slightly by 2.1%, driven mainly by (i) Commercial Lines and Medical Assistance, which registered an increase in premiums for seasonal renewals, and (ii) Vehicles, due to a reduction in reserves set aside for current risks (RRC).

•	Insurance Service Expenses rose 7.1%, driven primarily by Commercial Lines, which reported an increase in claims in the Fire and Transportation lines.
•	The Reinsurance Result improved, fueled by an increase in claims recovered from the reinsurer in Commercial Lines.
YoY, the Insurance Underwriting Result increased 24.3% through the following dynamics:
•
Insurance Service Income rose 4.0%, attributable primarily to (i) Commercial lines, which reported an increase in the release of reserves for current risks, (ii) Personal Lines, where the card protection product registered higher sales through the Bancassurance and Alliances channel, and (iii) Soat, which registered a drop in reserves set aside for current risks.

•	Insurance Service Expenses increased 14.7%, driven by the same dynamics in play QoQ.
•	The Reinsurance Result improved, fueled by the same drivers that drove the QoQ result.

YTD, the Insurance Underwriting Result increased 22.8% on the tails of (i) a more favorable Reinsurance Result, which reflects an increase in claims recovered from the reinsurer in the Commercial Lines and Personal Lines, and (ii) an increase in Insurance Service Income, which rose on the back of higher premiums in Commercial Lines, Personal Lines and Vehicles.

Life Insurance

QoQ, the Insurance Underwriting Result increased 6.4% through the following dynamics:
•
Insurance Service Income dropped 1.3%, due primarily to (i) D&S, which reported a decrease in premiums regularized under the SISCO VII contract, and (ii) Group Life, which registered a decrease in premiums through Collective Life.

•
Insurance Service Expenses dropped 52.0%, due primarily to (i) D&S, which reported an increase in releases of reserves for claims under SISCO VII, and (ii) Group Life, which registered a decrease in D & S claims.

•	The Reinsurance Result deteriorated due to the evolution of D&S, which reported a reserves release for claims recovered from the reinsurer.

YoY, the Insurance Underwriting Result increased 27.8% through the following dynamics:
•
Insurance Service Income dropped 27.9%; this evolution was driven primarily by D&S and reflects the fact that Company was not awarded tranches of the SISCO VIII contract (versus tranches awarded perceived under SISCO VII). The aforementioned was partially attenuated by Credit Life, which reported growth in premiums allotted to the period through the Bancassurance and Alliance channels.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

07. Results for Insurance Underwriting and Medical Services

•
Insurance Service Expenses fell 83.8%, fueled mainly by (i) D&S, given that no tranches of the SISCO VII were awarded to the Company, and (ii) Credit Life, due to a decrease in claims through the Bancassurance Channel.

•	The Reinsurance Result deteriorated, driven mainly by D&S and via the same drivers that drove the QoQ result.
YTD, the Insurance Underwriting Result rose 16.6%. This evolution was spurred primarily by a drop in Insurance Service Income in D&S and secondarily, in Individual Life. Lastly, an increase in Insurance Service Income in Credit Life, which was fueled by growth in new premiums distributed through Bancassurance and Alliances, also contributed to an improvement in the underwriting result.

Result for Medical Services

In March 2025, Credicorp completed its acquisition of the remaining 50% stake in Empresas Banmédica under the joint venture with Pacífico Compañía de Seguros y Reaseguros S.A. ("Pacifico Seguros") set forth in December 2014. This transaction allowed Credicorp, through its subsidiaries Pacifico Seguros y Grupo Crédito S.A., to assume fully ownership of Pacífico S.A. Entidad Prestadora de Salud ("Pacifico EPS"), which manages corporate healthcare for employees, medical services, and private medical insurance in Peru. This acquisition strengthens Credicorp’s capacity to create a more sustainable and inclusive economy by improving access to health insurance and services and bolstering efforts to expand financial inclusion.

Consequently, as of March 2025, the EPS business’s result is primarily consolidated in Credicorp’s Insurance Underwriting Result line while the Medical Services business is reported in a new account named “Medical Services Result”. It is important to note that in 1Q25, only the month of March was included.

YTD, the Result for Medical Services contributed S/ 290M.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

08	Operating Expenses

Operating expenses rose 12.8% YTD, driven mainly by core businesses at BCP Stand-alone and innovation initiatives at the Credicorp level. Core business expenses at BCP Stand-alone increased due to: (i) an uptick in the employee salaries and benefits line, which reflects an increase in provisioning for variable compensation and an increase in headcount; and (ii) an uptick in administrative expenses, mainly through BCP Stand-alone, which reflects an increase in cloud use among increasingly digitalized clients, and via Pacifico, which reflects the consolidation of 100% of the operations formerly held under the joint venture with Empresas Banmedica. Expenses for initiatives in the innovation portfolio at the Credicorp level increased 16.1%.

Total Operating Expenses

Operating expenses	Quarter			% change		Up to		% change
S/000	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
Salaries and employees benefits	1,155,966	1,304,466	1,341,137	2.8%	16.0%	3,404,858	4,007,293	17.7%
Administrative and general expenses	971,449	965,994	1,068,459	10.6%	10.0%	2,740,755	2,904,287	6.0%
Depreciation and amortization	179,495	212,662	219,800	3.4%	22.5%	526,845	636,228	20.8%
Association in participation	6,414	371	65	-82.5%	-99.0%	24,461	7,235	-70.4%
Operating expenses (1)	2,313,324	2,483,493	2,629,461	5.9%	13.7%	6,696,919	7,555,043	12.8%

The analysis of expenses is based on YTD movements to eliminate the effects of seasonality between quarters. YTD, Operating Expenses rose 12.8%, driven mainly by:

•
Growth in the Employee Salaries and Benefits line, which was driven mainly by (i) BCP Stand-alone, fueled primarily by an increase in provisions for variable compensation and secondarily by an increase in headcount for new projects, and (ii) Pacifico, on the back of growth in compensation.

•
An increase in Administrative Expenses, which was fueled by BCP Stand-alone and Pacifico. At BCP Stand-alone, an increase was reported in transactions through digital channels, which triggered an upswing in expenses for cloud use and other IT-related services. At Pacifico, growth in this line was driven primarily by the full consolidation of Empresas Banmedica operations following Credicorp’s acquisition in March 2025 of this company’s 50% share in a joint venture with Pacífico Compañía de Seguros Reaseguros S.A.

Administrative Expenses

Administrative and General Expenses	Quarter			% change		Up to		% change
S/000	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
IT expenses and IT third-party services	287,372	324,083	336,894	4.0%	17.2%	865,274	963,006	11.3%
Advertising	123,174	112,027	133,510	19.2%	8.4%	314,914	330,927	5.1%
Taxes and contributions	90,080	86,321	90,710	5.1%	0.7%	277,415	260,378	-6.1%
Audit Services, Consulting and professional fees	101,570	92,086	120,177	30.5%	18.3%	236,407	283,335	19.9%
Transport and communications	62,568	58,391	64,565	10.6%	3.2%	176,857	175,766	-0.6%
Repair and maintenance	36,316	37,886	43,719	15.4%	20.4%	103,552	113,240	9.4%
Agents' Fees	29,957	28,067	27,807	-0.9%	-7.2%	86,720	81,976	-5.5%
Services by third-party	36,689	26,634	27,766	4.3%	-24.3%	101,054	75,836	-25.0%
Leases of low value and short-term	26,378	34,937	34,858	-0.2%	32.1%	87,845	102,972	17.2%
Miscellaneous supplies	23,552	18,192	16,993	-6.6%	-27.8%	66,905	54,568	-18.4%
Security and protection	16,909	16,940	16,888	-0.3%	-0.1%	49,356	50,774	2.9%
Subscriptions and quotes	18,349	19,773	20,774	5.1%	13.2%	59,741	58,877	-1.4%
Electricity and water	11,857	12,513	11,390	-9.0%	-3.9%	37,207	34,178	-8.1%
Electronic processing	7,578	7,762	8,935	15.1%	17.9%	21,342	24,332	14.0%
Insurance	28,296	16,441	34,401	109.2%	21.6%	40,838	62,561	53.2%
Cleaning	5,761	7,014	6,474	-7.7%	12.4%	17,134	20,046	17.0%
Others	65,043	66,927	72,598	8.5%	11.6%	198,194	211,515	6.7%
Total	971,449	965,994	1,068,459	10.6%	10.0%	2,740,755	2,904,287	6.0%
YTD, administrative expenses rose 6.0%. Growth in operating expenses was fueled mainly by BCP Stand-alone and, to a lesser extent, by Pacifico, which reported higher expenses for IT, system outsourcing, Auditing and Consulting, and professional fees for digital transformation initiatives.

1 On the heels of Credicorp’s acquisition of the 50% stake held by Empresas Banmedica in the joint venture with Pacifico Compañia de Seguros y Reaseguros S.A., the holding began consolidating all expenses relative to this operation in March 2025. Accordingly, all expenses that were previously reported in the Association in Participation are now consolidated on a line-by-line basis for each line account presented in the consolidated financial statement.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

08. Operating Expenses

Operating Expenses for Core Businesses and the Innovation Portfolio

Operating Expenses (1)		Quarter		% change		Up to		% change
S/ 000	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
Operating Expenses Ex Innovation	2,024,870	2,168,180	2,284,842	5.4%	12.8%	5,868,270	6,593,174	12.4%
Innovation Portfolio (2)	288,454	315,313	344,619	9.3%	19.5%	828,649	961,869	16.1%
Total Operating Expenses	2,313,324	2,483,493	2,629,461	5.9%	13.7%	6,696,919	7,555,043	12.8%

(1) Management figures.
(2) Includes innovation portfolio initiatives in subsidiaries and Krealo.

YoY, operating expenses were up 12.8%, driven mainly by Core business at BCP Stand-alone and our innovation portfolio at the Credicorp level. Disruption expenses accounted for 12.7% of total expenses, up 16.1% YTD. Yape, Tenpo and Culqi were the main contributors to disruptive expenses and represented 83% of total expenses for these initiatives.

Growth in core business expenses at BCP Stand-alone was attributable to:

•	Core business expenses excluding IT
•	An increase in the Employee Salaries and Benefits line, due to (i) provisions for variable compensation, which rose alongside better results, and (ii) an increase in headcount.
•	Technology expenses (IT)
•	More specialized personnel with digital capacities were hired at higher-than-average salaries. This is aligned with the execution of strategic projects.
•
Growth in expenses for the use of data processing servers, in line with growth in the transaction volume via digital channels as clients become increasingly digitalized. Total monetary transactions and transactions through digital channels rose 58.2% and 68.2%, respectively.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

09	Operating Efficiency

The efficiency ratio evolved as anticipated and remains within the guidance range. YTD, it increased by 187 basis points as operating expense growth outpaced the expansion in operating income. This evolution reflects higher expenses in core business expansion at BCP Stand-alone and innovation initiatives at the Credicorp level, which aimed to strengthen capabilities, drive future efficiency, and secure sustainable competitive advantages over the long term.

Efficiency Ratio (1) reported by subsidiary

Subsidiary	Quarter			% change		As of		% change
	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
BCP Stand-alone	36.4%	38.3%	39.9%	160 bps	354 bps	36.2%	38.7%	249 bps
BCP Bolivia	80.3%	67.3%	59.0%	-828 bps	-2127 bps	64.3%	65.5%	121 bps
Mibanco Peru	54.2%	52.0%	49.4%	-255 bps	-476 bps	52.8%	51.4%	-144 bps
Mibanco Colombia	72.0%	65.5%	63.7%	-178 bps	-833 bps	78.6%	66.4%	-1226 bps
Pacífico	25.5%	37.5%	38.2%	70 bps	1269 bps	26.9%	36.1%	914 bps
Prima AFP	50.7%	51.4%	52.5%	111 bps	176 bps	51.1%	52.7%	163 bps
Credicorp	44.4%	44.9%	46.4%	145 bps	198 bps	43.8%	45.7%	187 bps

(1) Operating expenses / Operating income (under IFRS 1). Operating expenses = Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation + Acquisition cost. Operating income = Net interest, similar income, and expenses + Fee income + Net gain on foreign exchange transactions + Net gain from associates + Net gain on derivatives held for trading + Net gain from exchange differences + Insurance Underwriting Results + Results for Medical Services

Our analysis is based on YTD movements, which eliminates seasonal impacts between quarters.

The efficiency ratio evolved as anticipated and remains within the guidance range. The efficiency ratio increased by 187 bps, driven primarily by an increase in expenses for (i) core business at BCP, which rose on the back of higher expenses for Salaries and Employee Benefits, Administrative Expenses, and (ii) initiatives in the innovation portfolio at the Credicorp level. It is important to note that expansion in Operating Income has accompanied growth in Operating Expenses.

It is important to note that as of 1Q25, a change was implemented in the calculation of the efficiency ratio. Specifically, within Operating Income, expenses for credit card loyalty programs are netted in the Fee Income line instead of the General and Administrative Expenses line, as was the case prior to 1Q25.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

10	Regulatory Capital

At the end of 3Q25, the regulatory capital ratio stood at 134%, which was above the minimum required.

BCP Stand-alone’s IFRS CET1 dropped 25 bps YoY, situating at 13.17%, which was above our internal appetite of 11%. This reduction was driven by growth in RWAs for credit risk, which rose alongside portfolio growth, and was partially offset by an increase in Retained Earnings, which ticked up alongside business growth.

The Mibanco IFRS CET1 ratio dropped 121bps YoY to stand at 17.14%. This level stood above our internal appetite of 15% and was driven by growth in RWAs, which rose hand-in-hand with loan portfolio growth, and by a reduction in Retained Earnings following dividend payments.

10.1 Regulatory Capital at Credicorp

Capital Analysis of the Financial Group

At the end of 3Q25, Credicorp’s Regulatory Capital Ratio stood 134% above the regulatory minimum. This attests to the Group’s financial solidity and stability. The ratio decreased 39 bps QoQ due to an uptick in capital requirements due to the expansion of BCP and Mibanco’s portfolio. This reduction was offset mainly by an increase in Retained Earnings, which was driven by business growth and by a lesser extent, by higher Unrealized Gains driven by a revaluation of portfolio due to lower rates. YoY, the ratio fell 902bps, impacted by an increase in capital requirements due to the same dynamics seen QoQ and a decrease in Subordinated Debt. This reduction was offset by a rise in Retained Earnings, which was driven by the same dynamics that drove the QoQ result and a higher Reserves for profit sharing in 2024.

Capital Coverage Ratios

The Regulatory Tier 1 Ratio stood at 171% (+203bps QoQ, -803 bps YoY), while the CET1 ratio was situated at 207% (+284bps QoQ, -1238bps YoY), both above the regulatory minimum. Growth in both ratios was driven by the same dynamics that fueled the Regulatory Capital Ratio, with the exception of Subordinated Debt, which had no impact on either the Regulatory Tier 1 or CET1 ratios.

10.2	Analysis of Capital at BCP Stand-alone

The IFRS CET 1 ratio at BCP Stand-alone rose 61bps QoQ to stand at 13.17% at the end of 3Q25. This level, which is above our internal appetite of 11%, was driven by an increase in Retained Earnings, which rose hand-in-hand with business growth. The increase reported for RWAs partially offset this rise and reflected an uptick in the balance through expansion in the retail portfolio. YoY, the ratio dropped 25bps, fueled mainly by an increase in RWA for credit risk in particular. This reduction was offset by growth in Retained Earnings, which increased on the back of the same dynamics that spurred growth QoQ.

Finally, under local regulatory parameters, the local CET1 ratio stood at 12.82%, which compares favorable with the minimum requirement of 7.75% in place at the end of September 2025. The Regulatory Capital Ratio stood at 17.72% (+38bps QoQ); this ratio is above the minimum of 14.37% required by the regulatory entity at the end of September 2025. QoQ and YoY, variations in the local CET1 ratio were driven by the same dynamics that drove the evolution of IFRS CET1, while changes in the Regulatory Capital Ratio were propelled by the same drivers of IFRS CET1 in both periods and by a drop in subordinated debt.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

10. Regulatory Capital

10.3 Analysis of Capital at Mibanco

At the end of 3Q25, the IFRS CET 1 ratio at Mibanco stood at 17.14% (+42bps QoQ), which was above our internal appetite of 15%. QoQ, the increase in this ratio was driven by an upswing in Retained earnings, which ticked up on the back of business growth. The increase in Retained earnings was offset by growth in RWAs, which rose alongside portfolio expansion. YoY, the ratio dropped 121bps, driven by an uptick in RWAs, which was fueled by the same dynamics in play QoQ, and by a drop in Retained earnings following dividend Payments.

Under current regulatory parameters, local CET 1 ratio stood at 17.13%, which compares favorably with the minimum of 7.75% required by the regulator at the end of September 2025. The variations in this ratio QoQ and YoY were driven by the same dynamics as those that drove the evolution of IFRS CET 1. The Regulatory Global Capital Ratio stood at 21.13% (up 152 bps QoQ) remains comfortably above the minimum of 14.62% required by the regulator. The QoQ variation was led by the same factors that drove the evolution of the IFRS CET 1 ratio. YoY, local CET 1 ratio rose 91bps, fueled mainly by an issuance of Subordinated Debt, which offset the reduction in Retained Earnings and the rise in RWAS that accompanied portfolio growth.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

11	Economic Outlook

In 3Q25, GDP grew around 3.5% YoY, supported by high terms of trade, a continued recovery in formal employment, and inflation comfortably within the BCRP’s target range. The acceleration compared to 2Q25 was mainly due to a rebound in primary sectors. Non-primary sectors grew approximately 3.4% YoY.

Inflation slowed marginally, closing the quarter at 1.4% YoY (compared to 1.7% YoY in2Q25), marking ten consecutive months below the midpoint of the target range (1%–3%). Meanwhile, in its October meeting, the BCRP decided to keep the reference interest rate unchanged at 4.25%.

According to the BCRP, the exchange rate closed 3Q25 at USDPEN 3.47, its lowest level since 2020. Thus, the sol appreciated 1.9% compared to the end of 2Q25 and 7.8% compared to the end of 4Q24 (USDPEN 3.77).

Peru: Economic Forecast

Peru	2020	2021	2022	2023	2024	2025 (4)	2026 (4)

GDP (US$ Millions)	210	230	248	272	295	337	365
Real GDP (% change)	-10.9	13.4	2.8	-0.4	3.3	3.4	3.2
GDP per capita (US$)	6,428	6,956	7,438	8,072	8,671	9,801	10,530
Domestic demand (% change)	-9.3	13.9	2.4	-1.1	3.9	6.0	3.7
Gross fixed investment (as % GDP)	21	25	25	22	22	23	23
Financial system loan without Reactiva (% change) (1)	-4.3	12.6	9.7	2.8	1.3	5.5	6.9
Inflation, end of period (2)	2.0	6.4	8.5	3.2	2.0	1.4	2.0
Reference Rate, end of period	0.25	2.50	7.50	6.75	5.00	4.25	4.00
Exchange rate, end of period	3.62	3.99	3.81	3.71	3.76	3.45	3.35
Exchange rate, (% change) (3)	-9.3%	-10.3%	4.5%	2.7%	-1.3%	8.2%	2.9%
Fiscal balance (% GDP)	-8.7	-2.5	-1.7	-2.7	-3.5	-2.3	-2.3
Public Debt (as % GDP)	34	35	33	32	32	32	32
Trade balance (US$ Millions)	8	15	10	17	24	29	30
(As % GDP)	3.9%	6.6%	4.2%	6.3%	8.2%	8.6%	8.2%
Exports	43	63	66	67	76	85	90
Imports	35	48	56	50	52	56	60
Current account balance (As % GDP)	0.8%	-2.2%	-4.0%	0.3%	2.2%	1.7%	1.2%
Net international reserves (US$ Millions)	75	78	72	71	79	88	88
(As % GDP)	35.6%	34.2%	28.9%	26.1%	26.8%	26.1%	24.1%
(As months of imports)	26	20	15	17	18	19	18

Sources: INEI, BCRP y SBS.
(1) Financial System, Current Exchange Rate, End of Period
(2) Inflation target: 1% - 3%
(3) Negative % change indicates depreciation.
(4) Grey area indicate estimates by BCP Economic Research as of August 2025

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

11. Economic Outlook

Main Macroeconomic Variables

Gross Domestic Product
(Annual Real Variations, % YoY)

In 3Q25, GDP grew around 3.5% YoY, accelerating compared to the previous quarter (2.8% YoY) due to a rebound in primary sectors such as agriculture, fishing, and hydrocarbons. Non-primary sectors grew approximately 3.4% YoY (2Q25: 3.2% YoY). Meanwhile, domestic demand is estimated to have grown around 6% YoY, marking its fourth consecutive quarter growing at that rate, in a context of high terms of trade, a recovery in formal employment, and inflation comfortably within the BCRP’s target range.

It is important to highlight the double-digit growth in key indicators for private investment, such as heavy vehicle sales, imports of capital goods, and terms of trade (at a 75-year high). Meanwhile, investment expectations remain in the optimistic range, according to the BCRP survey.

Annual Inflation and Central Bank Reference Rate
(%)
The annual inflation rate in Metropolitan Lima slowed from 1.7% YoY at the end of 2Q25 to 1.4% at the end of 3Q25, below 2.0% (the midpoint of the BCRP’s target range of 1%–3%) for the tenth consecutive month. This makes it one of the lowest inflation rates among emerging and developed economies. Meanwhile, core inflation (excluding food and energy) rose slightly from 1.7% to 1.8% over the same period, marking its seventh consecutive month below 2.0%.

At its October 2025 monetary policy meeting, the BCRP decided to keep its rate at 4.25%, after cutting it by 25 basis points in September. Thus, it has accumulated three cuts so far this year (75 basis points). Since September 2023, when the easing cycle began, the reference rate has been reduced by a total of 350 basis points.

Fiscal Balance and Current Account Balance
(% of GDP, Quarter)

The annualized fiscal deficit as of September 2025 stood at 2.4% of GDP, its lowest level since 1Q23. In 3Q25, fiscal revenues increased 8.4% YoY, driven by higher corporate income tax collections and domestic general sales tax, in a context of cyclical economic recovery and historically high terms of trade. Meanwhile, non-financial public spending remained practically stable (-0.8% YoY), reflecting a 7.7% YoY increase in current expenditures (wages: +5.1% and goods and services: +8.6%) and a 5.0% YoY rise in public investment.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

11. Economic Outlook

The three main rating agencies assign different assessments to Peru’s sovereign debt. Moody’s gives it a Baa1 rating (three notches above investment grade), Fitch assigns BBB (two notches above investment grade), and S&P rates it BBB- (the minimum investment grade level). All three maintain a stable outlook for the country’s credit rating.
Regarding external accounts, the current account surplus closed 2Q25 at 1.9% of GDP (accumulated over the last four quarters), a decrease compared to the 2.2% of GDP surplus at the end of 1Q25. Thus, it has recorded seven consecutive quarters of surplus, marking the longest surplus episode since the 2004–2007 period.

The 12-month accumulated trade balance surplus as of August 2025 stood at US$26.9 billion (a historical high). Imports grew 10.1% YoY to US$56.2 billion, driven by a 14.4% increase in capital goods and an 18.1% rise in consumer goods. Exports grew 15.1% to US$83.0 billion, reaching a record high. Export growth was led by gold shipments (+41% YoY) amid favorable prices.

In August 2025, terms of trade grew 13.0% YoY, remaining near historical highs, driven by a 10.9% YoY increase in export prices (mainly due to higher prices for gold, silver, and copper). Import prices, meanwhile, fell 1.9% YoY amid lower prices for oil and industrial inputs.

Exchange Rate
(PEN per USD)

According to the BCRP, the exchange rate closed 3Q25 at USDPEN 3.47, its lowest level since June 2020. Thus, the exchange rate appreciated 1.9% compared to the end of 2Q25 and 7.8% compared to the end of 4Q24 (USDPEN 3.77). Global dollar weakness stabilized in 3Q25, and the DXY index appreciated 0.9% versus the previous quarter, although appetite for regional currencies continued. Most appreciated (Mexican peso +2.3%, Brazilian real +2.0%, and Colombian peso +4.1%), except for the Chilean peso (which depreciated 3.3%) due to political uncertainty ahead of the November elections. Year-to-date through the end of 3Q25, the global dollar DXY has depreciated by about 10%.

During 3Q25, the BCRP did not intervene in the spot foreign exchange market. However, it intervened in the forward market by partially renewing (allowing to expire) FX swap sales, which reduced the balance of this instrument by PEN 5.6 billion to PEN 38.7 billion between 2Q25 and 3Q25. Year-to-date, the balance has fallen by about PEN 10 billion, and on May 13 it intervened only once in the spot market with the sale of US$1 million.

Net International Reserves (NIR) closed 3Q25 at US$85.1 billion, similar to US$85.2 billion at the end of 2Q25 and above the US$79.0 billion recorded at the end of 4Q24. Meanwhile, the BCRP’s foreign exchange position closed 3Q25 at US$57.2 billion, an increase of US$1.2 billion during 3Q25 and US$3.7 billion compared to the end of 4Q24.

On September 17, Congress approved the eighth pension funds withdrawal. According to the SBS, the estimated potential withdrawal amounts to S/. 31.6 billion. And on October 10, Congress approved the impeachment of President Dina Boluarte, with 122 votes in favor, for “permanent moral incapacity.” The President of Congress, Jose Jerí, assumed the position of interim president in accordance with Article 115 of the Political Constitution of Peru, which establishes that, in the event of the president’s vacancy and the absence of vice presidents, the President of Congress must assume the role of head of state.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

11. Economic Outlook

Many forward-looking statements can be identified by words such as: “anticipate”, “intend”, “plan”, “goal”, “seek”, “believe”, “project”, “estimate”, “expect”, “strategy”, “future”, “likely”, “would”, “may”, “should”, “will”, “see” and similar references to future periods. Examples of forward-looking statements include, among others, statements or estimates we make regarding guidance relating to losses in our credit portfolio, efficiency ratio, provisions and non-performing loans, current or future market risk and future market conditions, expected macroeconomic events and conditions, our belief that we have sufficient capital and liquidity to fund our business operations, expectations of the effect on our financial condition of claims, legal actions, environmental costs, contingent liabilities and governmental and regulatory investigations and proceedings, strategy for customer retention, growth, governmental programs and regulatory initiatives, credit administration, product development, market position, financial results and reserves and strategy for risk management.

We caution readers that forward-looking statements involve known and unknown risks and uncertainties that could cause actual results, performance, or events to differ materially from those that we expect or that are expressed or implied in the forward-looking statements, depending on the outcome of certain factors, including, without limitation, adverse changes in:

•	The occurrence of natural disasters or political or social instability in Peru;
•	The adequacy of the dividends that our subsidiaries are able to pay to us, which may affect our ability to pay dividends to shareholders and corporate expenses;
•	Performance of, and volatility in, financial markets, including Latin-American and other markets;
•	The frequency, severity and types of insured loss events;
•	Fluctuations in interest rate levels;
•	Foreign currency exchange rates, including the Sol/US Dollar exchange rate;
•	Deterioration in the quality of our loan portfolio;
•	Increasing levels of competition in Peru and other markets in which we operate;
•	Developments and changes in laws and regulations affecting the financial sector and adoption of new international guidelines;
•	Changes in the policies of central banks and/or foreign governments;
•	Effectiveness of our risk management policies and of our operational and security systems;
•	Losses associated with counterparty exposures;
•	The scope of the coronavirus (“COVID-19”) outbreak, actions taken to contain the COVID-19 and related economic effects from such actions and our ability to maintain adequate staffing; and
•	Changes in Bermuda laws and regulations applicable to so-called non-resident entities.

See “Item 3. Key Information—3. D Risk Factors” and “Item 5. Operating and Financial Review and Prospects” in our most recent Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for additional information and other such factors. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date hereof and are based only on information currently available to us. Therefore, you should not rely on any of these forward-looking statements.
We undertake no obligation to publicly update or revise these or any other forward-looking statements that may be made to reflect events or circumstances after the date hereof, whether as a result of changes in our business strategy or new information, to reflect the occurrence of unanticipated events or otherwise.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12	Appendix

12.1. Evolution of Loans in Average Daily Balances	49
12.2. Loan Portfolio Quality	49
12.3. Net Interest Income (NII)	53
12.4. Net Interest Margin (NIM) and Risk Adjusted NIM	53
12.5. Physical Point of Contact	54
12.6. Regulatory Capital	54
12.7. Financial Statements and Ratios by Business	58
12.7.1. Credicorp Consolidated	58
12.7.2. Credicorp Stand-alone	60
12.7.3. BCP Consolidated	61
12.7.4. BCP Stand-alone	63
12.7.5. BCP Bolivia	65
12.7.6. Mibanco	66
12.7.7. Prima AFP	67
12.7.8. Grupo Pacifico	68
12.7.9. Investment Management and Advisory	69
12.8. Table of Calculations	70
12.9. Glossary of terms	71

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix
12.1.	Evolution of Loans in Average Daily Balances

Total Loans (in Average Daily Balances) (1)(2)
Total Loans (S/ millions)		As of		Volume change		% change		% Part. in total loans

	Sep 24	Jun 25	Sep 25	QoQ	YoY	QoQ	YoY	Sep 24	Jun 25	Sep 25
BCP Stand-alone	116,637	119,142	121,189	2,047	4,552	1.7%	3.9%	82.2%	81.8%	82.6%
Wholesale Banking	52,817	54,096	54,645	549	1,828	1.0%	3.5%	37.2%	37.1%	37.2%
Corporate	31,545	32,206	32,544	338	999	1.1%	3.2%	22.2%	22.1%	22.2%
Middle - Market	21,272	21,891	22,101	211	829	1.0%	3.9%	15.0%	15.0%	15.1%
Retail Banking	63,819	65,046	66,544	1,498	2,724	2.3%	4.3%	45.0%	44.7%	45.4%
SME - Business	7,732	7,521	7,751	230	19	3.1%	0.2%	5.4%	5.2%	5.3%
SME - Pyme	16,176	15,922	16,193	271	17	1.7%	0.1%	11.4%	10.9%	11.0%
Mortgage	21,440	22,439	22,986	547	1,546	2.4%	7.2%	15.1%	15.4%	15.7%
Consumer	12,615	13,207	13,511	305	897	2.3%	7.1%	8.9%	9.1%	9.2%
Credit Card	5,856	5,957	6,102	145	246	2.4%	4.2%	4.1%	4.1%	4.2%
Mibanco	12,199	12,514	12,734	220	534	1.8%	4.4%	8.6%	8.6%	8.7%
Mibanco Colombia	1,721	1,889	2,004	115	283	6.1%	16.5%	1.2%	1.3%	1.4%
Bolivia	9,555	10,542	9,363	-1,179	-192	-11.2%	-2.0%	6.7%	7.2%	6.4%
ASB Bank Corp.	1,867	1,560	1,431	-129	-436	-8.3%	-23.4%	1.3%	1.1%	1.0%
BAP's total loans	141,978	145,647	146,720	1,073	4,742	0.7%	3.3%	100.0%	100.0%	100.0%
For consolidation purposes, loans generated in FC are converted to LC.
(1) Includes Special accounts, and other banking.
(2) Portfolio Management Figures. Non-audited figures.

12.2.	Loan Portfolio Quality

Portfolio Quality Ratios by Segment
Wholesale Banking

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix

SME-Business

SME-Pyme

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix

Mortgage

Consumer

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix

Credit Cards

Mibanco

BCP Bolivia

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix
12.3.	Net Interest Income (NII)

NII Summary

Net interest income	Quarter			% change		Up to		% Change
S/000	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
Interest income	4,995,971	4,922,292	4,987,693	1.3%	-0.2%	14,857,135	14,804,775	-0.4%
Interest on loans	3,924,222	3,840,725	3,960,980	3.1%	0.9%	11,714,388	11,649,345	-0.6%
Dividends on investments	13,187	22,923	19,179	-16.3%	45.4%	34,184	67,211	96.6%
Interest on deposits with banks	365,361	342,323	316,420	-7.6%	-13.4%	1,019,649	1,003,365	-1.6%
Interest on securities	667,195	647,186	623,216	-3.7%	-6.6%	2,008,167	1,928,274	-4.0%
Other interest income	26,006	69,135	67,898	-1.8%	161.1%	80,747	156,580	93.9%
Interest expense	1,405,221	1,306,921	1,299,864	-0.5%	-7.5%	4,371,798	3,929,563	-10.1%
Interest expense (excluding Net Insurance Financial Expenses)	1,276,643	1,167,866	1,158,421	-0.8%	-9.3%	3,996,530	3,513,443	-12.1%
Interest on deposits	677,509	541,014	565,344	4.5%	-16.6%	2,195,045	1,725,971	-21.4%
Interest on borrowed funds	262,319	265,710	252,490	-5.0%	-3.7%	794,488	784,402	-1.3%
Interest on bonds and subordinated notes	200,801	193,125	164,653	-14.7%	-18.0%	598,170	525,802	-12.1%
Other interest expense	136,014	168,017	175,934	4.7%	29.3%	408,827	477,268	16.7%
Net Insurance Financial Expenses	128,578	139,055	141,443	1.7%	10.0%	375,268	416,120	10.9%
Net interest, similar income and expenses	3,590,750	3,615,371	3,687,829	2.0%	2.7%	10,485,337	10,875,212	3.7%
Provision for credit losses on loan portfolio, net of recoveries	868,081	575,159	602,918	4.8%	-30.5%	2,776,151	1,759,970	-36.6%
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,722,669	3,040,212	3,084,911	1.5%	13.3%	7,709,186	9,115,242	18.2%
Average interest earning assets	231,316,507	233,761,957	233,285,291	-0.2%	0.9%	229,452,866	237,958,451	3.7%
Net interest margin (1)	6.43%	6.42%	6.57%	15 bps	14 bps	6.3%	6.3%	2 bps
Risk-adjusted Net interest margin (1)	4.93%	5.44%	5.53%	9 bps	60 bps	4.7%	5.3%	64 bps
Net provisions for loan losses / Net interest income (1)	24.18%	15.91%	16.35%	44 bps	-783 bps	26.5%	16.2%	-1030 bps

(1) Annualized. For further detail on the NIM calculation due to IFRS17, please refer to Annex 12.8.

12.4.	Net Interest Margin (NIM) and Risk-Adjusted NIM by Subsidiary

NIM Breakdown	3Q24	2Q25	3Q25
BCP	6.17%	6.00%	6.11%
Mibanco	13.86%	14.38%	15.02%
BCP Bolivia	2.95%	2.57%	3.21%
Credicorp	6.43%	6.42%	6.57%
NIM: Annualized Net interest income (excluding Net Insurance Financial Expenses) / Average period end and period beginning interest-earning assets.

Risk Adjusted NIM Breakdown	3Q24	2Q25	3Q25
BCP	4.75%	5.22%	5.25%
Mibanco	9.12%	10.34%	11.03%
BCP Bolivia	2.59%	1.89%	3.45%
Credicorp	4.93%	5.44%	5.53%
Risk-Adjusted NIM: (Annualized Net interest income (excluding Net Insurance Financial Expenses) - annualized provisions) / Average period end and period beginning interest-earning assets.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix
12.5.	Physical Point of contact

Physical Point of Contact (1) (Units)	As of			Change (units)
	Sep 24	Jun 25	Sep 25	QoQ	YoY
Branches (2)	319	319	318	(1)	(1)
ATMs	2,451	2,449	2,410	(39)	(41)
Agents	10,112	10,330	10,417	87	305
Total	12,882	13,098	13,145	47	263

(1)	Includes Physical Point of Contact of BCP Stand-Alone, Mibanco and BCP Bolivia
(2)	Includes Banco de la Nacion branches, which in September 24 were 36, in June were 36 and in September 25 were 36

12.6.	Regulatory Capital

Regulatory Capital and Capital Adequacy Ratios
(IFRS)
Regulatory Capital and Capital Adequacy Ratios	As of			Change %
S/000	Sep 24	Jun 25	Sep 25	QoQ	YoY
Capital Stock	1,318,993	1,318,993	1,318,993	-	-
Treasury Stocks	(208,901)	(209,845)	(209,845)	0.0%	0.5%
Capital Surplus	179,027	133,387	139,527	4.6%	-22.1%
Legal and Other Capital reserves	27,187,346	29,602,851	29,628,427	0.1%	9.0%
Minority interest	479,027	474,990	475,729	0.2%	-0.7%
Current and Accumulated Earnings (1)	5,432,237	5,123,469	6,737,239	31.5%	24.0%
Unrealized Gains or Losses (2)	(227,247)	(246,716)	392,256	-259.0%	-272.6%
Goodwill	(734,431)	(1,692,823)	(1,290,496)	-23.8%	75.7%
Intangible Assets (3)	(2,050,646)	(2,655,440)	(2,864,488)	7.9%	39.7%
Deductions in Common Equity Tier 1 instruments (4)	(678,924)	(73,488)	(81,609)	11.1%	-88.0%
Subordinated Debt	7,939,610	7,240,645	7,246,406	0.1%	-8.7%
Loan loss reserves (5)	1,967,574	1,972,667	2,036,080	3.2%	3.5%
Deductions in Tier 2 instruments (6)	(1,525,608)	(1,289,380)	(1,438,739)	11.6%	-5.7%
Total Regulatory Capital (A)	39,078,056	39,699,311	42,089,481	6.0%	7.7%
Total Regulatory Common Equity Tier 1 Capital (B)	30,696,480	31,775,379	34,245,733	7.8%	11.6%
Total Regulatory Tier 1 Capital (C)	30,696,480	31,775,379	34,245,733	7.8%	11.6%
Total Regulatory Capital Requirement (D)	27,276,454	29,484,940	30,993,862	5.1%	13.6%
Total Regulatory Common Equity Tier 1 Capital Requirement (E)	13,968,158	15,535,244	16,281,634	4.8%	16.6%
Total Regulatory Tier 1 Capital Requirement (F)	17,131,013	18,788,044	19,727,355	5.0%	15.2%
Regulatory Capital Ratio (A) / (D)	143%	135%	136%	116 pp	-747 bps
Regulatory Common Equity Tier 1 Capital Ratio (B) / (E)	220%	205%	210%	580 pp	-943 bps
Regulatory Tier 1 Capital Ratio (C) / (F)	179%	169%	174%	447 pp	-559 bps

(1) Earnings include Banco de Crédito del Perú and Mibanco Perú. Losses include all subsidiaries.
(2) Gains include Investment Grade Government Bonds and Peruvian Central Bank Certificates of Deposits. Losses include all bonds.
(3) Different to Goodwill. Includes Diferred Tax Assets.
(4) Investments in Equity.
(5) Up to 1.25% of total risk-weighted assets of Banco de Crédito del Perú, Solución Empresa Administradora Hipotecaria, Mibanco and Atlantic Security Bank.
(6) Investments in Tier 2 Subordinated Debt.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix
Regulatory and Capital Adequacy Ratios at BCP Stand-alone

Regulatory Capital	Quarter			% Change
(S/ thousand)	Sep 24	Jun 25	Sep 25	QoQ	YoY
Capital Stock	12,973,175	12,973,175	12,973,175	0.0%	0.0%
Reserves	6,591,330	6,125,452	6,125,452	0.0%	-7.1%
Accumulated earnings	5,426,132	5,129,250	6,730,631	31.2%	24.0%
Loan loss reserves (1)	1,689,307	1,757,305	1,800,868	2.5%	6.6%
Subordinated Debt	-	-	-	n.a	n.a
Unrealized Profit or Losses	7,232,550	6,552,700	6,419,500	-2.0%	-11.2%
Investment in subsidiaries and others, net of unrealized profit and net income in subsidiaries	(322,210)	(200,969)	(10,363)	-94.8%	-96.8%
Intangibles	(2,537,005)	(2,380,842)	(2,535,672)	6.5%	-0.1%
Goodwill	(1,330,135)	(1,549,091)	(1,624,042)	4.8%	22.1%
Total Regulatory Capital	(122,083)	(122,083)	(122,083)	0.0%	0.0%
Tier 1 Common Equity (2)	29,601,060	28,284,896	29,757,465	5.2%	0.5%
Regulatory Tier 1 Capital (3)	20,679,203	19,974,891	21,537,097	7.8%	4.1%
Regulatory Tier 2 Capital (4)	20,679,203	19,974,891	21,537,097	7.8%	4.1%

Total risk-weighted assets	Quarter			% Change
(S/ thousand)	Sep 24	Jun 25	Sep 25	QoQ	YoY
Market risk-weighted assets	4,301,156	4,400,226	5,329,045	21.1%	23.9%
Credit risk-weighted assets	133,937,442	139,386,096	142,895,450	2.5%	6.7%
Operational risk-weighted assets	17,871,737	19,384,021	19,751,032	1.9%	10.5%
Total	156,110,335	163,170,343	167,975,527	2.9%	7.6%

Capital requirement	Quarter			% Change
(S/ thousand)	Sep 24	Jun 25	Sep 25	QoQ	YoY
Market risk capital requirement	430,116	440,023	532,904	21.1%	23.9%
Credit risk capital requirement	12,724,057	13,938,610	14,289,545	2.5%	12.3%
Operational risk capital requirement	1,787,174	1,938,402	1,975,103	1.9%	10.5%
Additional capital requirements	5,647,686	7,142,933	7,348,282	2.9%	30.1%
Total	20,589,033	23,459,967	24,145,835	2.9%	17.3%

Capital Ratios under Local Regulation

Capital ratios under Local Regulation	Quarter			% Change
	Sep 24	Jun 25	Sep 25	QoQ	YoY
Common Equity Tier 1 ratio	13.25%	12.24%	12.82%	58 bps	-42 bps
Tier 1 Capital ratio	13.25%	12.24%	12.82%	58 bps	-42 bps
Regulatory Global Capital ratio	18.96%	17.33%	17.72%	38 bps	-125 bps

[1] Up to 1.25% of total risk-weighted assets.
[2] Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).
[3] Regulatory Tier 1 Capital = Common Equity Tier 1 + Tier 1 Subordinated Debt (Perpetual).
[4] Regulatory Tier 2 Capital = Subordinated Debt + Loan loss reserves.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix

Regulatory Capital and Capital Adequacy Ratios at Mibanco

Regulatory Capital (S/ thousand)	Sep 24	As of Jun 25	Sep 25	% Change
				QoQ	YoY
Capital Stock	1,840,606	1,840,606	1,840,606	0.0%	0.0%
Reserves	334,650	365,847	365,847	0.0%	9.3%
Accumulated earnings	424,627	238,272	394,428	65.5%	-7.1%
Loan loss reserves (1)	143,193	153,732	158,725	3.2%	10.8%
Perpetual subordinated debt	-	-	-	n.a	n.a.
Subordinated debt	167,000	261,000	388,551	48.9%	132.7%
Unrealidez Profit or Losses	6,366	3,035	7,294	140.3%	14.6%
Investment in subsidiaries and others, net of unrealized profit and net income in subsidiaries	(293)	(148)	(164)	10.3%	-44.1%
Intangibles	(128,688)	(124,515)	(124,978)	0.4%	-2.9%
Goodwill	(139,180)	(139,180)	(139,180)	0.0%	0.0%
Total Regulatory Capital	2,648,281	2,598,649	2,891,129	11.3%	9.2%
Tier Common Equity (2)	2,338,088	2,183,917	2,343,853	7.3%	0.2%
Regulatory Tier 1 Capital (3)	2,338,088	2,183,917	2,343,853	7.3%	0.2%
Regulatory Tier 2 Capital (4)	310,193	414,732	547,276	32.0%	76.4%

Total risk-weighted assets (S/ thousand)	Sep 24	As of Jun 25	Sep 25	% change
				QoQ	YoY
Market risk-weighted assets	238,117	193,276	221,008	14.3%	-7.2%
Credit risk-weighted assets	11,263,844	12,139,570	12,539,729	3.3%	11.3%
Operational risk-weighted assets	1,594,338	920,354	922,672	0.3%	-42.1%
Total	13,096,299	13,253,200	13,683,410	3.2%	4.5%

Capital requirement (S/ thousand)	Sep 24	As of Jun 25	Sep 25	% change
				QoQ	YoY
Market risk capital requirement	23,812	19,328	22,101	14.3%	-7.2%
Credit risk capital requirement	1,070,065	1,213,957	1,253,973	3.3%	17.2%
Operational risk capital requirement	159,434	92,035	92,267	0.3%	-42.1%
Additional capital requirements	160,510	182,094	188,096	3.3%	17.2%
Total	1,413,821	1,507,414	1,556,437	3.3%	10.1%

Capital Ratios under Local Regulation

Capital ratios under Local Regulation	Sep 24	As of Jun 25	Sep 25	% change
				QoQ	YoY
Common Equity Tier 1 Ratio	17.85%	16.48%	17.13%	65 bps	-72 bps
Tier 1 Capital ratio	17.85%	16.48%	17.13%	65 bps	-72 bps
Regulatory Global Capital Ratio	20.22%	19.61%	21.13%	152 bps	91 bps

[1] Up to 1.25% of total risk-weighted assets.
[2] Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).
[3] Regulatory Tier 1 Capital = Common Equity Tier 1 + Tier 1 Subordinated Debt (Perpetual).
[4] Regulatory Tier 2 Capital = Subordinated Debt + Loan loss reserves.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix
Common Equity Tier 1 IFRS
BCP Stand-alone

Common Equity Tier 1 IFRS (S/ thousand)	Sep 24	As of Jun 25	Sep 25	% Change
				QoQ	YoY
Capital and reserves	19,052,262	18,586,384	18,586,384	0.0%	-2.4%
Retained earnings	6,076,551	5,926,516	7,524,062	27.0%	23.8%
Unrealized gains (losses)	222,730	282,927	505,339	78.6%	126.9%
Goodwill and intangibles	(1,599,568)	(1,739,625)	(1,806,698)	3.9%	12.9%
Investments in subsidiaries	(2,669,334)	(2,463,279)	(2,585,795)	5.0%	-3.1%
Total	21,082,641	20,592,923	22,223,292	7.9%	5.4%

Adjusted RWAs IFRS	157,046,547	163,938,888	168,714,799	2.9%	7.4%
Adjusted Credit RWAs IFRS	134,873,654	140,154,641	143,634,722	2.5%	6.5%
Others	22,172,893	23,784,246	25,080,077	5.4%	13.1%

CET1 ratio IFRS	13.42%	12.56%	13.17%	61 bps	-25 bps

Mibanco

Common Equity Tier 1 IFRS (S/ thousand)	Sep 24	As of Jun 25	Sep 25	% Change
				QoQ	YoY
Capital and reserves	2,703,385	2,734,582	2,734,582	0.0%	1.2%
Retained earnings	36,907	(202,552)	(80,674)	-60.2%	-318.6%
Unrealized gains (losses)	3,081	2,712	7,100	161.8%	130.4%
Goodwill and intangibles	(303,850)	(296,719)	(296,196)	-0.2%	-2.5%
Investments in subsidiaries	(296)	(152)	(171)	12.2%	-42.4%
Total	2,439,227	2,237,872	2,364,642	5.7%	-3.1%

Adjusted RWAs IFRS	13,291,063	13,378,616	13,792,869	3.1%	3.8%
Adjusted Credit RWAs IFRS	11,455,585	12,264,985	12,649,188	3.1%	10.4%
Others	1,835,478	1,113,630	1,143,680	2.7%	-37.7%

CET1 ratio IFRS	18.35%	16.73%	17.14%	42 bps	-121 bps

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix
12.7.	Financial Statements and Ratios by Business
12.7.1.	Credicorp Consolidated
Consolidated Statement of Financial Position
(S/ Thousands, IFRS)

	Sep 24	As of Jun 25	Sep 25	% change
				QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	7,222,945	7,266,155	7,237,295	-0.4%	0.2%
Interest bearing	37,007,966	34,206,000	35,862,184	4.8%	-3.1%
Total cash and due from banks	44,230,911	41,472,155	43,099,479	3.9%	-2.6%

Cash collateral, reverse repurchase agreements and securities borrowing	1,419,305	4,593,501	3,404,639	-25.9%	139.9%
Fair value through profit or loss investments	4,642,905	4,819,230	4,356,311	-9.6%	-6.2%
Fair value through other comprehensive income investments	39,832,274	37,852,722	38,005,522	0.4%	-4.6%
Amortized cost investments	8,853,694	8,931,495	8,824,746	-1.2%	-0.3%

Loans	142,568,785	140,961,978	144,752,254	2.7%	1.5%
Current	136,542,444	135,917,766	139,798,951	2.9%	2.4%
Internal overdue loans	6,026,341	5,044,212	4,953,303	-1.8%	-17.8%
Less - allowance for loan losses	(8,250,023)	(7,658,595)	(7,674,040)	0.2%	-7.0%
Loans, net	134,318,762	133,303,383	137,078,214	2.8%	2.1%

Financial assets designated at fair value through profit or loss	900,107	904,621	956,885	5.8%	6.3%
Property, plant and equipment, net	1,836,732	2,646,168	2,725,302	3.0%	48.4%
Due from customers on acceptances	466,957	559,370	553,561	-1.0%	18.5%
Investments in associates	729,770	43,199	52,388	21.3%	-92.8%
Intangible assets and goodwill, net	3,167,296	4,444,424	4,596,373	3.4%	45.1%
Reinsurance contract assets	880,563	949,932	853,974	-10.1%	-3.0%
Other assets (1)	8,480,514	8,425,175	10,793,207	28.1%	27.3%

Total Assets	249,759,790	248,945,375	255,300,601	2.6%	2.2%

LIABILITIES AND EQUITY
Deposits and obligations
Non-interest bearing	47,436,563	45,734,508	46,588,002	1.9%	-1.8%
Interest bearing	106,998,888	108,988,826	111,842,453	2.6%	4.5%
Total deposits and obligations	154,435,451	154,723,334	158,430,455	2.4%	2.6%

Payables from repurchase agreements and securities lending	7,383,104	11,265,393	10,181,173	-9.6%	37.9%
BCRP instruments	4,788,939	5,096,459	6,643,892	30.4%	38.7%
Repurchase agreements with third parties	2,517,833	5,974,353	3,401,635	-43.1%	35.1%
Repurchase agreements with customers	76,332	194,581	135,646	-30.3%	77.7%

Due to banks and correspondents	12,704,234	11,152,813	11,241,079	0.8%	-11.5%
Bonds and notes issued	16,952,011	12,112,403	12,209,724	0.8%	-28.0%
Banker’s acceptances outstanding	466,957	559,370	553,561	-1.0%	18.5%
Insurance contract liability	13,289,394	13,954,799	14,203,439	1.8%	6.9%
Financial liabilities at fair value through profit or loss	698,747	840,022	928,814	10.6%	32.9%
Other liabilities	9,752,701	9,262,741	10,296,583	11.2%	5.6%

Total Liabilities	215,682,599	213,870,875	218,044,828	2.0%	1.1%

Net equity	33,462,591	34,459,012	36,560,502	6.1%	9.3%
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Treasury stock	(208,901)	(209,845)	(209,845)	0.0%	0.5%
Capital surplus	179,027	133,388	139,528	4.6%	-22.1%
Reserves	27,187,346	29,602,851	29,628,427	0.1%	9.0%
Other reserves	470,550	19,199	353,144	1739.4%	-25.0%
Retained earnings	4,515,576	3,594,426	5,330,255	48.3%	18.0%

Non-controlling interest	614,600	615,488	695,271	13.0%	13.1%

Total Net Equity	34,077,191	35,074,500	37,255,773	6.2%	9.3%

Total liabilities and equity	249,759,790	248,945,375	255,300,601	2.6%	2.2%

Off-balance sheet	155,876,986	144,197,254	153,289,772	6.3%	-1.7%
Total performance bonds, stand-by and L/Cs.	20,206,333	21,026,042	21,007,568	-0.1%	4.0%
Undrawn credit lines, advised but not committed	88,226,431	75,858,566	78,586,547	3.6%	-10.9%
Total derivatives (notional) and others	47,444,222	47,312,646	53,695,657	13.5%	13.2%

(1) Includes mainly accounts receivables from brokerage and others.
* Due to reclassifications, the Balance Sheet may differ from those reported in previous quarters.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix
Consolidated Statement of Income
(S/ Thousands, IFRS)

	3Q24	Quarter 2Q25	3Q25	% change		Up to		% change Sep 25 / Sep 24
				QoQ	YoY	Sep 24	Sep 25
Interest income and expense
Interest and similar income	4,995,971	4,922,292	4,987,693	1.3%	-0.2%	14,857,135	14,804,775	-0.4%
Interest and similar expenses	(1,405,221)	(1,306,921)	(1,299,864)	-0.5%	-7.5%	(4,371,798)	(3,929,563)	-10.1%
Net interest, similar income and expenses	3,590,750	3,615,371	3,687,829	2.0%	2.7%	10,485,337	10,875,212	3.7%
Provision for credit losses on loan portfolio	(981,870)	(683,965)	(720,445)	5.3%	-26.6%	(3,085,607)	(2,100,143)	-31.9%
Recoveries of written-off loans	113,789	108,806	117,527	8.0%	3.3%	309,456	340,173	9.9%
Provision for credit losses on loan portfolio, net of recoveries	(868,081)	(575,159)	(602,918)	4.8%	-30.5%	(2,776,151)	(1,759,970)	-36.6%
Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,722,669	3,040,212	3,084,911	1.5%	13.3%	7,709,186	9,115,242	18.2%

Other income
Fee income	982,818	1,024,553	1,063,032	3.8%	8.2%	2,786,611	3,081,609	10.6%
Net gain on foreign exchange transactions	319,856	377,016	394,572	4.7%	23.4%	974,575	1,115,402	14.5%
Net loss on securities	120,033	179,174	111,977	-37.5%	-6.7%	274,489	263,002	-4.2%
Net gain from associates	35,600	6,556	5,192	-20.8%	-85.4%	96,623	35,816	-62.9%
Net gain (loss) on derivatives held for trading	(3,499)	21,418	244	-98.9%	-107.0%	78,233	40,161	-48.7%
Net gain (loss) from exchange differences	(6,139)	10,195	7,518	-26.3%	-222.5%	(19,693)	33,672	-271.0%
Others	96,675	58,461	71,656	22.6%	-25.9%	338,395	452,118	33.6%
Total other income	1,545,344	1,677,373	1,654,191	-1.4%	7.0%	4,529,233	5,021,780	10.9%
Insurance underwriting result
Insurance Service Result	419,805	445,152	467,467	5.0%	11.4%	1,286,468	1,328,725	3.3%
Reinsurance Result	(128,029)	(94,279)	(79,117)	-16.1%	-38.2%	(400,130)	(260,368)	-34.9%
Total insurance underwriting result	291,776	350,873	388,350	10.7%	33.1%	886,338	1,068,357	20.5%

Medical services result
Sales of medical services	-	473,746	421,360	-11.1%	n.a.	-	973,227	n.a.
Cost of sales of medical services	-	(350,427)	(297,407)	-15.1%	n.a.	-	(683,266)	n.a.
Total medical services result	-	123,319	123,953	0.5%	n.a.	-	289,961	n.a.

Total Expenses
Salaries and employee benefits	(1,155,966)	(1,304,466)	(1,341,137)	2.8%	16.0%	(3,404,858)	(4,007,293)	17.7%
Administrative, general and tax expenses	(971,449)	(965,994)	(1,068,459)	10.6%	10.0%	(2,740,755)	(2,904,287)	6.0%
Depreciation and amortization	(179,495)	(212,662)	(219,800)	3.4%	22.5%	(526,845)	(636,228)	20.8%
Impairment loss on goodwill	(23,046)	-	-	n.a.	-100.0%	(23,046)	-	-100.0%
Association in participation	(6,414)	(371)	(65)	-82.5%	-99.0%	(24,461)	(7,235)	-70.4%
Other expenses	(111,859)	(146,817)	(115,181)	-21.5%	3.0%	(335,951)	(352,783)	5.0%
Total expenses	(2,448,229)	(2,630,310)	(2,744,642)	4.3%	12.1%	(7,055,916)	(7,907,826)	12.1%

Profit before income tax	2,111,560	2,561,467	2,506,763	-2.1%	18.7%	6,068,841	7,587,514	25.0%

Income tax	(555,117)	(696,969)	(728,308)	4.5%	31.2%	(1,602,927)	(2,129,746)	32.9%

Net profit	1,556,443	1,864,498	1,778,455	-4.6%	14.3%	4,465,914	5,457,768	22.2%
Non-controlling interest	32,655	42,483	39,800	-6.3%	21.9%	91,373	119,401	30.7%
Net profit attributable to Credicorp	1,523,788	1,822,015	1,738,655	-4.6%	14.1%	4,374,541	5,338,367	22.0%

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix

12.7.2.	Credicorp Stand-alone

Statement of Financial Position
(S/ Thousands, IFRS)

	Sep 24	As of Jun 25	Sep 25	% change
				QoQ	YoY
ASSETS
Cash and cash equivalents	594,754	141,342	121,123	-14.3%	-79.6%
At fair value through profit or loss	-	-	-	n.a.	n.a.
Fair value through other comprehensive income investments	1,279,564	109,057	101,222	-7.2%	-92.1%
In subsidiaries and associates investments	37,481,263	38,318,421	40,527,583	5.8%	8.1%
Investments at amortized cost	629,491	-	-	n.a.	n.a.
Other assets	856,336	9,359	9,626	2.9%	n.a.
Total Assets	40,841,408	38,578,179	40,759,554	5.7%	-0.2%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Due to banks, correspondents and other entities	-	-	-	n.a.	n.a.
Bonds and notes issued	1,814,219	-	-	n.a.	n.a.
Other liabilities	1,294,018	150,294	211,103	40.5%	-83.7%
Total Liabilities	3,108,237	150,294	211,103	40.5%	-93.2%

NET EQUITY
Capital stock	1,318,993	1,318,993	1,318,993	0.0%	0.0%
Capital Surplus	384,542	384,542	384,542	0.0%	0.0%
Reserve	26,651,433	28,465,226	28,438,904	-0.1%	6.7%
Unrealized results	292,640	(323,985)	51,015	n.a.	-82.6%
Retained earnings	9,085,563	8,583,109	10,354,997	20.6%	14.0%
Total net equity	37,733,171	38,427,885	40,548,451	5.5%	7.5%

Total Liabilities And Equity	40,841,408	38,578,179	40,759,554	5.7%	-0.2%

Statement of Income
(S/ Thousands, IFRS)

	3Q24	Quarter 2Q25	3Q25	% Change		Up to		% Change Sep 25 / Sep 24
				QoQ	YoY	Sep 24	Sep 25
Interest income
Net share of the income from investments in subsidiaries and associates	1,735,379	2,490,226	1,820,418	-26.9%	4.9%	5,191,851	5,971,110	15.0%
Interest and similar income	22,290	19,281	300	-98.4%	-98.7%	69,067	40,893	-40.8%
Net gain on financial assets at fair value through profit or loss	-	-	-	n.a.	n.a.	1,234	-	n.a.
Total income	1,757,669	2,509,507	1,820,718	-27.4%	3.6%	5,262,152	6,012,003	14.2%

Interest and similar expense	(13,527)	(11,388)	(9)	n.a.	n.a.	(40,600)	(24,525)	-39.6%
Administrative and general expenses	(4,034)	(5,211)	(4,435)	-14.9%	9.9%	(13,951)	(14,714)	5.5%
Total expenses	(17,561)	(16,599)	(4,444)	-73.2%	-74.7%	(54,551)	(39,239)	-28.1%

Operating income	1,740,108	2,492,908	1,816,274	-27.1%	4.4%	5,207,601	5,972,764	14.7%

Results from exchange differences	(119)	(3,468)	67	n.a.	n.a.	(2,856)	(3,336)	16.8%
Other, net	(367)	(121)	(7)	-94.2%	-98.1%	(345)	(313)	-9.3%

Profit before income tax	1,739,622	2,489,319	1,816,334	-27.0%	4.4%	5,204,400	5,969,115	14.7%
Income tax	(43,118)	(52,310)	(60,945)	16.5%	41.3%	(138,101)	(158,326)	14.6%
Net income	1,696,504	2,437,009	1,755,389	-28.0%	3.5%	5,066,299	5,810,789	14.7%

Double Leverage Ratio	99.3%	99.7%	99.9%	23 bps	62 bps	99.3%	99.9%	62 bps

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix

12.7.3	BCP Consolidated

Consolidated Statement of Financial Position
(S/ Thousands, IFRS)
	Sep 24	As of Jun 25	Sep 25	% change
				QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	5,134,613	5,990,377	5,571,298	-7.0%	8.5%
Interest bearing	36,092,693	32,653,406	33,968,802	4.0%	-5.9%
Total cash and due from banks	41,227,306	38,643,783	39,540,100	2.3%	-4.1%

Cash collateral, reverse repurchase agreements and securities borrowing	622,399	574,653	1,211,354	110.8%	94.6%

Fair value through profit or loss investments	704,968	617,368	368,478	-40.3%	-47.7%
Fair value through other comprehensive income investments	22,888,341	21,881,734	21,868,305	-0.1%	-4.5%
Amortized cost investments	8,178,619	8,262,941	8,124,785	-1.7%	-0.7%

Loans	129,063,925	133,011,844	135,408,707	1.8%	4.9%
Current	123,400,733	128,218,187	130,730,717	2.0%	5.9%
Internal overdue loans	5,663,192	4,793,657	4,677,990	-2.4%	-17.4%
Less - allowance for loan losses	(7,714,711)	(7,310,931)	(7,284,860)	-0.4%	-5.6%
Loans, net	121,349,214	125,700,913	128,123,847	1.9%	5.6%

Property, furniture and equipment, net (1)	1,479,708	1,604,393	1,558,842	-2.8%	5.3%
Due from customers on acceptances	466,957	559,370	553,851	-1.0%	18.6%
Investments in associates	29,053	22,452	25,660	14.3%	-11.7%
Other assets (2)	7,959,779	7,431,802	8,255,103	11.1%	3.7%

Total Assets	204,906,344	205,299,409	209,630,325	2.1%	2.3%

Liabilities and Equity
Deposits and obligations
Non-interest bearing	45,310,064	44,615,769	42,835,241	-4.0%	-5.5%
Interest bearing	95,985,178	102,043,442	104,254,936	2.2%	8.6%
Total deposits and obligations	141,295,242	146,659,211	147,090,177	0.3%	4.1%

Payables from repurchase agreements and securities lending	5,621,745	5,968,190	7,347,033	23.1%	30.7%
BCRP instruments	4,788,939	5,096,459	6,642,780	30.3%	38.7%
Repurchase agreements with third parties	832,806	871,731	704,253	-19.2%	-15.4%

Due to banks and correspondents	12,210,085	10,402,291	10,529,292	1.2%	-13.8%
Bonds and notes issued	13,351,992	10,170,286	10,114,714	-0.5%	-24.2%
Banker’s acceptances outstanding	466,957	559,370	553,851	-1.0%	18.6%
Financial liabilities at fair value through profit or loss	354,562	387,867	455,454	17.4%	28.5%
Other liabilities (3)	6,110,653	6,224,139	6,785,425	9.0%	11.0%
Total Liabilities	179,411,236	180,371,354	182,875,946	1.4%	1.9%

Net equity	25,347,135	24,790,836	26,610,823	7.3%	5.0%
Capital stock	12,679,794	12,679,794	12,679,794	0.0%	0.0%
Reserves	6,372,468	5,906,590	5,906,590	0.0%	-7.3%
Unrealized gains and losses	223,921	284,780	507,687	78.3%	126.7%
Retained earnings	6,070,952	5,919,672	7,516,752	27.0%	23.8%

Non-controlling interest	147,973	137,219	143,556	4.6%	-3.0%

Total Net Equity	25,495,108	24,928,055	26,754,379	7.3%	4.9%

Total liabilities and equity	204,906,344	205,299,409	209,630,325	2.1%	2.3%

Off-balance sheet	144,241,520	139,056,539	146,718,825	5.5%	1.7%
Total performance bonds, stand-by and L/Cs.	19,593,247	20,908,399	20,740,429	-0.8%	5.9%
Undrawn credit lines, advised but not committed	77,964,739	71,484,467	72,873,063	1.9%	-6.5%
Total derivatives (notional) and others	46,683,534	46,663,673	53,105,333	13.8%	13.8%

(1) Right of use asset of lease contracts is included by application of IFRS 16.
(2) Mainly includes intangible assets, other receivable accounts, trading derivatives receivable accounts and tax credit.
(3) Mainly includes other payable accounts, trading derivatives payable accounts and taxes for payable.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix
Consolidated Statement of Income
(S/ Thousands, IFRS)
	3Q24	Quarter 2Q25	3Q25	% change		Up to		% Change Sep 25 / Sep 24
				QoQ	YoY	Sep 24	Sep 25
Interest income and expense
Interest and similar income	4,363,712	4,309,924	4,359,098	1.1%	-0.1%	12,964,152	12,929,405	-0.3%
Interest and similar expense (1)	(1,040,332)	(953,011)	(930,847)	-2.3%	-10.5%	(3,261,405)	(2,859,195)	-12.3%
Interest income and expense	3,323,380	3,356,913	3,428,251	2.1%	3.2%	9,702,747	10,070,210	3.8%

Provision for credit losses on loan portfolio	(935,374)	(633,988)	(675,251)	6.5%	-27.8%	(2,897,123)	(1,958,121)	-32.4%
Recoveries of written-off loans	107,848	105,024	113,472	8.0%	5.2%	293,820	327,474	11.5%
Provision for credit losses on loan portfolio, net of recoveries	(827,526)	(528,964)	(561,779)	6.2%	-32.1%	(2,603,303)	(1,630,647)	-37.4%

Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,495,854	2,827,949	2,866,472	1.4%	14.8%	7,099,444	8,439,563	18.9%

Other income
Fee income	822,829	881,866	902,082	2.3%	9.6%	2,316,923	2,644,037	14.1%
Net gain on foreign exchange transactions	299,425	349,277	349,768	0.1%	16.8%	853,029	1,004,844	17.8%
Net gain (loss) on securities	24,114	121,126	2,683	-97.8%	-88.9%	47,504	135,170	184.5%
Net gain on derivatives held for trading	13,639	30,207	33,178	9.8%	143.3%	52,793	78,020	47.8%
Net loss (gain) from exchange differences	(10,714)	7,542	(1,064)	n.a.	n.a.	(3,466)	7,261	n.a.
Others	19,336	30,426	28,774	-5.4%	48.8%	150,980	83,173	-44.9%
Total other income	1,168,629	1,420,444	1,315,421	-7.4%	12.6%	3,417,763	3,952,505	15.6%

Total expenses
Salaries and employee benefits	(850,918)	(951,711)	(958,832)	0.7%	12.7%	(2,467,693)	(2,890,077)	17.1%
Administrative expenses	(726,190)	(732,853)	(805,053)	9.9%	10.9%	(2,068,890)	(2,166,648)	4.7%
Depreciation and amortization (2)	(146,719)	(176,020)	(181,978)	3.4%	24.0%	(429,259)	(526,134)	22.6%
Other expenses	(62,292)	(57,093)	(55,223)	-3.3%	-11.3%	(178,795)	(165,841)	-7.2%
Total expenses	(1,786,119)	(1,917,677)	(2,001,086)	4.3%	12.0%	(5,144,637)	(5,748,700)	11.7%

Profit before income tax	1,878,364	2,330,716	2,180,807	-6.4%	16.1%	5,372,570	6,643,368	23.7%

Income tax	(472,791)	(576,345)	(577,612)	0.2%	22.2%	(1,335,341)	(1,703,419)	27.6%

Net profit	1,405,573	1,754,371	1,603,195	-8.6%	14.1%	4,037,229	4,939,949	22.4%
Non-controlling interest	(3,172)	(5,135)	(6,114)	19.1%	92.7%	(9,551)	(15,970)	67.2%
Net profit attributable to BCP Consolidated	1,402,401	1,749,236	1,597,081	-8.7%	13.9%	4,027,678	4,923,979	22.3%

(1) Financing expenses related to lease agreements are included according to the application of IFRS 16.
(2) The effect of the application of IFRS 16 is included, which corresponds to a greater depreciation for the asset for right-of-use".

Selected Financial Indicators
	Quarter			Change
	3Q24	2Q25	3Q25	QoQ	YoY
Profitability
ROAA (1)(2)	2.8%	3.4%	3.1%	-29 bps	32 bps
ROAE (1)(2)	22.9%	29.3%	24.9%	-449 bps	195 bps
Net interest margin (1)(2)	6.84%	6.73%	6.89%	16 bps	5 bps
Risk-adjusted Net interest margin (1)(2)	5.13%	5.67%	5.76%	9 bps	63 bps
Funding cost (1)(2)(3)	2.43%	2.19%	2.13%	-6 bps	-30 bps

Loan portfolio quality
Internal overdue ratio	4.4%	3.6%	3.5%	-15 bps	-93 bps
NPL ratio	6.1%	5.0%	4.9%	-15 bps	-128 bps
Coverage ratio of IOLs	136.2%	152.5%	155.7%	321 bps	1950 bps
Coverage ratio of NPLs	97.4%	109.8%	110.9%	102 bps	1341 bps
Cost of risk (4)	2.5%	1.6%	1.7%	7 bps	-85 bps

Operating efficiency
Operating expenses / Total income (5)	38.8%	40.2%	41.3%	107 bps	254 bps
Operating expenses / Total average assets (1)(2)(5)	3.4%	3.6%	3.7%	17 bps	37 bps

(1) Ratios are annualized.
(2) Averages are determined as the average of period-beginning and period-ending balances.
(3) The funding costs differs from previously reported due to a methodology change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.
(4) Cost of risk: Annualized provision for loan losses / Average total loans.
(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix

12.7.4.	BCP Stand-alone

Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Sep 24	Jun 25	Sep 25	QoQ	YoY
ASSETS
Cash and due from banks
Non-interest bearing	4,561,696	5,338,286	4,968,923	-6.9%	8.9%
Interest bearing	35,307,925	31,838,979	32,541,803	2.2%	-7.8%
Total cash and due from banks	39,869,621	37,177,265	37,510,726	0.9%	-5.9%

Cash collateral, reverse repurchase agreements and securities borrowing	622,399	574,653	1,211,354	110.8%	94.6%

Fair value through profit or loss investments	704,968	617,368	368,478	-40.3%	-47.7%
Fair value through other comprehensive income investments	19,855,738	19,097,277	19,479,618	2.0%	-1.9%
Amortized cost investments	8,116,588	8,169,062	8,025,196	-1.8%	-1.1%

Loans	117,687,023	120,998,975	123,089,317	1.7%	4.6%
Current	112,874,488	116,868,257	119,030,125	1.8%	5.5%
Internal overdue loans	4,812,535	4,130,718	4,059,192	-1.7%	-15.7%
Less - allowance for loan losses	(6,768,497)	(6,418,672)	(6,378,494)	-0.6%	-5.8%
Loans, net	110,918,526	114,580,303	116,710,823	1.9%	5.2%

Property, furniture and equipment, net (1)	1,246,350	1,395,819	1,358,608	-2.7%	9.0%
Due from customers on acceptances	466,957	559,370	553,851	-1.0%	18.6%
Investments in associates	2,682,807	2,478,728	2,601,973	5.0%	-3.0%
Other assets (2)	7,227,029	6,772,832	7,675,404	13.3%	6.2%

Total Assets	191,710,983	191,422,677	195,496,031	2.1%	2.0%

Liabilities and Equity
Deposits and obligations
Non-interest bearing	45,296,819	44,639,208	42,813,340	-4.1%	-5.5%
Interest bearing	85,282,102	91,339,219	93,468,558	2.3%	9.6%
Total deposits and obligations	130,578,921	135,978,427	136,281,898	0.2%	4.4%

Payables from repurchase agreements and securities lending	5,122,666	5,227,145	6,850,850	31.1%	33.7%
BCRP instruments	4,289,860	4,355,414	6,146,597	41.1%	43.3%
Repurchase agreements with third parties	832,806	871,731	704,253	-19.2%	-15.4%

Due to banks and correspondents	11,160,491	8,935,346	8,904,033	-0.4%	-20.2%
Bonds and notes issued	13,045,879	9,772,249	9,508,030	-2.7%	-27.1%
Due from customers on acceptances	466,957	559,370	553,851	-1.0%	18.6%
Financial liabilities at fair value through profit or loss	354,562	387,867	455,454	17.4%	28.5%
Other liabilities (3)	5,629,964	5,766,446	6,326,130	9.7%	12.4%
Total Liabilities	166,359,440	166,626,850	168,880,246	1.4%	1.5%

Net equity	25,351,543	24,795,827	26,615,785	7.3%	5.0%
Capital stock	12,679,794	12,679,794	12,679,794	0.0%	0.0%
Reserves	6,372,468	5,906,590	5,906,590	0.0%	-7.3%
Unrealized gains and losses	222,730	282,927	505,339	78.6%	126.9%
Retained earnings	6,076,551	5,926,516	7,524,062	27.0%	23.8%

Total Net Equity	25,351,543	24,795,827	26,615,785	7.3%	5.0%

Total liabilities and equity	191,710,983	191,422,677	195,496,031	2.1%	2.0%

Off-balance sheet	140,242,082	135,664,961	143,063,117	5.5%	2.0%
Total performance bonds, stand-by and L/Cs.	19,593,247	20,908,399	20,740,429	-0.8%	5.9%
Undrawn credit lines, advised but not committed	75,257,883	68,251,113	69,365,422	1.6%	-7.8%
Total derivatives (notional) and others	45,390,952	46,505,449	52,957,266	13.9%	16.7%

(1) Right of use asset of lease contracts is included by application of IFRS 16.
(2) Mainly includes intangible assets, other receivable accounts, trading derivatives receivable accounts and tax credit.
(3) Mainly includes other payable accounts, trading derivatives payable accounts and taxes for payable.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix
Statement of Income
(S/ Thousands, IFRS)

	Quarter			% Change		Up to		% Change Sep 25 / Sep 24
	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25
Interest income and expense
Interest and similar income	3,616,878	3,535,213	3,570,917	1.0%	-1.3%	10,705,542	10,625,131	-0.8%
Interest and similar expenses (1)	(856,286)	(783,739)	(776,188)	-1.0%	-9.4%	(2,672,158)	(2,374,392)	-11.1%
Interest income and expense	2,760,592	2,751,474	2,794,729	1.6%	1.2%	8,033,384	8,250,739	2.7%

Provision for credit losses on loan portfolio	(714,464)	(441,020)	(484,000)	9.7%	-32.3%	(2,216,084)	(1,392,022)	-37.2%
Recoveries of written-off loans	79,057	81,258	89,802	10.5%	13.6%	199,291	255,899	28.4%
Provision for credit losses on loan portfolio, net of recoveries	(635,407)	(359,762)	(394,198)	9.6%	-38.0%	(2,016,793)	(1,136,123)	-43.7%

Net interest, similar income and expenses, after provision for credit losses on loan portfolio	2,125,185	2,391,712	2,400,531	0.4%	13.0%	6,016,591	7,114,616	18.2%

Other income
Fee income	804,059	853,720	873,187	2.3%	8.6%	2,251,041	2,558,334	13.7%
Net gain on foreign exchange transactions	297,478	347,077	347,104	0.0%	16.7%	845,918	997,874	18.0%
Net gain on securities	73,084	215,491	117,414	-45.5%	60.7%	217,145	433,302	99.5%
Net gain (loss) from associates	3,078	1,352	1,137	-15.9%	-63.1%	5,190	3,998	-23.0%
Net gain on derivatives held for trading	13,899	35,945	36,289	1.0%	161.1%	49,775	85,986	72.7%
Net loss (gain) from exchange differences	(10,324)	1,622	(4,779)	n.a.	-53.7%	4,773	(1,608)	n.a.
Others	18,406	27,968	27,933	-0.1%	51.8%	135,047	79,081	-41.4%
Total other income	1,199,680	1,483,175	1,398,285	-5.7%	16.6%	3,508,889	4,156,967	18.5%

Total expenses
Salaries and employee benefits	(640,392)	(721,895)	(728,954)	1.0%	13.8%	(1,852,662)	(2,196,784)	18.6%
Administrative expenses	(644,392)	(655,997)	(729,297)	11.2%	13.2%	(1,837,459)	(1,947,733)	6.0%
Depreciation and amortization (2)	(123,740)	(152,670)	(158,769)	4.0%	28.3%	(359,984)	(456,581)	26.8%
Other expenses	(57,047)	(51,591)	(49,126)	-4.8%	-13.9%	(160,644)	(149,070)	-7.2%
Total expenses	(1,465,571)	(1,582,153)	(1,666,146)	5.3%	13.7%	(4,210,749)	(4,750,168)	12.8%

Profit before income tax	1,859,294	2,292,734	2,132,670	-7.0%	14.7%	5,314,731	6,521,415	22.7%
Income tax	(456,956)	(542,848)	(535,124)	-1.4%	17.1%	(1,285,796)	(1,595,713)	24.1%
Net profit	1,402,338	1,749,886	1,597,546	-8.7%	13.9%	4,028,935	4,925,702	22.3%
Non-controlling interest
Net profit attributable to BCP	1,402,338	1,749,886	1,597,546	-8.7%	13.9%	4,028,935	4,925,702	22.3%

(1) Financing expenses related to lease agreements are included according to the application of IFRS 16.
(2) The effect of the application of IFRS 16 is included, which corresponds to a greater depreciation for the asset for right-of-use".

Selected Financial Indicators

	Quarter			Change
	3Q24	2Q25	3Q25	QoQ	YoY
Profitability
ROAA (1)(2)	2.9%	3.6%	3.3%	-31 bps	36 bps
ROAE (1)(2)	22.9%	29.3%	24.9%	-449 bps	195 bps
Net interest margin (1)(2)	6.17%	6.00%	6.11%	10 bps	-6 bps
Risk-adjusted Net interest margin (1)(2)	4.75%	5.22%	5.25%	3 bps	50 bps
Funding cost (1)(2)(3)	2.16%	1.95%	1.93%	-2 bps	-23 bps

Loan portfolio quality
Internal overdue ratio	4.1%	3.4%	3.3%	-12 bps	-79 bps
NPL ratio	5.9%	4.9%	4.7%	-12 bps	-119 bps
Coverage ratio of IOLs	140.6%	155.4%	157.1%	175 bps	1649 bps
Coverage ratio of NPLs	97.2%	109.3%	109.6%	25 bps	1235 bps
Cost of risk (4)	2.1%	1.2%	1.3%	9 bps	-84 bps

Operating efficiency
Operating expenses / Total income (5)	36.4%	38.3%	39.9%	160 bps	354 bps
Operating expenses / Total average assets (1)(2)(5)	3.0%	3.2%	3.3%	18 bps	39 bps

(1) Ratios are annualized.
(2) Averages are determined as the average of period-beginning and period-ending balances.
(3) The funding costs differs from previously reported due to a methodoloy change in the denominator, which no longer includes the following accounts: acceptances outstanding, reserves for property and casualty claims, reserve for unearned premiums, reinsurance payable and other liabilities.
(4) Cost of risk: Annualized provision for loan losses / Average total loans.
(5) Total income includes net interest income, fee income, net gain on foreign exchange transactions, result on exchange difference and net gain on derivatives. Operating expenses includes Salaries and social benefits, administrative, general and tax expenses and depreciation and amortization.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix

12.7.5.	BCP Bolivia

Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Sep 24	Jun 25	Sep 25	QoQ	YoY
ASSETS
Cash and due from banks	2,215,684	1,218,865	1,680,867	37.9%	-24.1%
Investments	1,405,967	685,760	892,962	30.2%	-36.5%
Loans	9,829,567	4,189,040	5,505,442	31.4%	-44.0%
Current	9,504,083	4,050,247	5,304,797	31.0%	-44.2%
Internal overdue loans	270,433	110,562	140,924	27.5%	-47.9%
Refinanced loans	55,051	28,231	59,721	111.5%	8.5%
Less - allowance for loan losses	(357,720)	(153,555)	(190,124)	23.8%	-46.9%
Loans, net	9,471,846	4,035,485	5,315,318	31.7%	-43.9%
Property, furniture and equipment, net	130,797	52,161	69,397	33.0%	-46.9%
Other assets	264,972	194,583	184,907	-5.0%	-30.2%
Total assets	13,489,266	6,186,854	8,143,451	31.6%	-39.6%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	11,704,551	5,195,468	6,934,203	33.5%	-40.8%
Due to banks and correspondents	2,032	-	-	n.a.	n.a.
Bonds and subordinated debt	162,042	64,048	109,107	70.4%	-32.7%
Other liabilities	651,779	374,043	432,084	15.5%	-33.7%
Total liabilities	12,520,404	5,633,559	7,475,394	32.7%	-40.3%

Net equity	968,862	553,295	668,057	20.7%	-31.0%

TOTAL LIABILITIES AND NET EQUITY	13,489,266	6,186,854	8,143,451	31.6%	-39.6%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% change		Up to		% Change
	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
Interests income, net	87,688	41,983	47,796	13.8%	-45.5%	265,584	160,845	-39.4%
Provisions for doubtful accounts receivable, net of recoveries	(10,542)	(11,042)	3,686	-133.4%	-135.0%	(48,661)	(13,099)	-73.1%
Net interest income after provisions	77,146	30,941	51,482	66.4%	-33.3%	216,923	147,746	-31.9%
Non financial income	36,365	30,938	47,804	54.5%	31.5%	190,879	139,557	-26.9%
Total expenses	(77,107)	(44,737)	(72,016)	61.0%	-6.6%	(276,878)	(210,615)	-23.9%
Translation result	849	2,934	2,537	-13.5%	198.8%	450	9,239	1953.1%
Income tax	(20,638)	(5,846)	(7,147)	22.3%	-65.4%	(61,365)	(24,810)	-59.6%
Net profit	16,615	14,230	22,660	59.2%	36.4%	70,009	61,117	-12.7%

Selected Financial Indicators

	Quarter			Change		Up to		Change
	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
Efficiency ratio	80.3%	67.3%	59.0%	-828 bps	-2127 bps	64.3%	65.5%	121 bps
ROAE	6.8%	9.0%	14.8%	583 bps	803 bps	10.1%	9.7%	-32 bps
L/D ratio	84.0%	80.6%	79.4%	-123 bps	-459 bps
IOL ratio	2.8%	2.6%	2.6%	-8 bps	-19 bps
NPL ratio	3.3%	3.3%	3.6%	33 bps	33 bps
Coverage of IOLs	132.3%	138.9%	134.9%	-397 bps	264 bps
Coverage of NPLs	109.9%	110.6%	94.8%	-1588 bps	-1515 bps
Branches	46	46	46	-	-
Agentes	1,541	2,056	2,227	171	686
ATMs	314	314	313	-1	-1
Employees	1,791	1,897	1,908	11	117

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix

12.7.6.	Mibanco
Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Sep 24	Jun 25	Sep 25	QoQ	YoY
ASSETS
Cash and due from banks	1,590,356	1,668,841	2,109,302	26.4%	32.6%
Investments	3,094,635	2,878,335	2,488,277	-13.6%	-19.6%
Total loans	12,118,953	12,785,249	13,095,856	2.4%	8.1%
Current	11,168,560	12,004,020	12,349,782	2.9%	10.6%
Internal overdue loans	846,455	659,287	614,819	-6.7%	-27.4%
Refinanced	103,938	121,942	131,255	7.6%	26.3%
Allowance for loan losses	(940,310)	(887,976)	(902,499)	1.6%	-4.0%
Net loans	11,178,643	11,897,273	12,193,357	2.5%	9.1%
Property, plant and equipment, net	132,430	126,975	124,994	-1.6%	-5.6%
Other assets	795,856	715,448	636,681	-11.0%	-20.0%
Total assets	16,791,920	17,286,872	17,552,611	1.5%	4.5%

LIABILITIES AND NET SHAREHOLDERS' EQUITY
Deposits and obligations	10,800,163	10,836,660	10,897,835	0.6%	0.9%
Due to banks and correspondents	1,958,657	2,309,869	2,418,667	4.7%	23.5%
Bonds and subordinated debt	306,113	398,037	606,683	52.4%	98.2%
Other liabilities	983,614	1,207,564	968,418	-19.8%	-1.5%
Total liabilities	14,048,547	14,752,130	14,891,603	0.9%	6.0%

Net equity	2,743,373	2,534,742	2,661,008	5.0%	-3.0%

TOTAL LIABILITIES AND NET SHAREHOLDERS' EQUITY	16,791,920	17,286,872	17,552,611	1.5%	4.5%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% change		Up to		% change
	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
Net interest income	562,421	604,031	632,469	4.7%	12.5%	1,665,550	1,816,400	9.1%
Provision for loan losses, net of recoveries	(192,435)	(169,741)	(167,975)	-1.0%	-12.7%	(585,934)	(495,928)	-15.4%
Net interest income after provisions	369,986	434,290	464,494	7.0%	25.5%	1,079,616	1,320,472	22.3%
Non-financial income	30,861	37,492	34,834	-7.1%	12.9%	97,947	105,141	7.3%
Total expenses	(320,796)	(335,792)	(335,075)	-0.2%	4.5%	(934,374)	(998,811)	6.9%
Translation result	(337)	(79)	54	-168.4%	-116.0%	(1,394)	(774)	-44.5%
Income taxes	(15,890)	(33,369)	(42,430)	27.2%	167.0%	(49,684)	(107,222)	115.8%
Net income	63,824	102,542	121,877	18.9%	91.0%	192,111	318,806	65.9%

Selected Financial Indicators

	Quarter			Change		Up to		Change
	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
Efficiency ratio	54.2%	52.0%	49.4%	-255 bps	-476 bps	52.8%	51.4%	-144 bps
ROAE	9.4%	16.3%	18.8%	242 bps	934 bps	8.9%	16.0%	703 bps
ROAE incl. GoodWill	9.0%	15.5%	17.8%	232 bps	884 bps	8.5%	15.1%	664 bps
L/D ratio	112.2%	118.0%	120.2%	219 bps	796 bps
IOL ratio	7.0%	5.2%	4.7%	-46 bps	-229 bps
NPL ratio	7.8%	6.1%	5.7%	-41 bps	-215 bps
Coverage of IOLs	111.1%	134.7%	146.8%	1210 bps	3570 bps
Coverage of NPLs	98.9%	113.7%	121.0%	730 bps	2203 bps
Branches (1)	285	283	284	1	-1
Employees	10,107	9,679	9,756	77	-351

(1) Includes Banco de la Nacion branches, which in September 24 were 36, in June 25 were 36 and in September 25 were 36.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix

12.7.7.	Prima AFP

Statement of Financial Position
(S/ Thousands, IFRS)

	As of			% change
	Sep 24	Jun 25	Sep 25	QoQ	YoY
Cash and due from banks	144,402	5,582	52,644	n.a.	-63.5%
Non-interest bearing	4,555	3,876	3,595	-7.2%	-21.1%
Interest bearing	139,847	1,706	49,049	n.a.	-64.9%
Fair value through profit or loss investments	317,682	361,646	371,402	2.7%	16.9%
Fair value through other comprehensive income investments	1,171	1,405	1,729	23.1%	47.7%
Property, plant and equipment, net	7,638	5,751	6,084	5.8%	-20.3%
Other Assets	260,067	212,969	214,975	0.9%	-17.3%
Total Assets	730,960	587,353	646,834	10.1%	-11.5%
Due to banks and correspondents	6	11	4	-63.6%	-33.3%
Lease payable	4,203	2,401	2,886	20.2%	-31.3%
Other liabilities	212,464	153,573	165,759	7.9%	-22.0%
Total Liabilities	216,673	155,985	168,649	8.1%	-22.2%

Capital stock	40,505	40,505	40,505	0.0%	0.0%
Reserves	20,243	20,243	20,243	0.0%	0.0%
Other reserves	425	681	909	33.5%	113.9%

Retained earnings	344,510	304,309	304,309	0.0%	-11.7%
Net Income for the Period	108,604	65,630	112,219	71.0%	3.3%
Total Liabilities and Equity	730,960	587,353	646,834	10.1%	-11.5%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% change		Up to		% change
	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
Financial income	1,429	557	432	-22.4%	-69.8%	3,892	2,470	-36.5%
Financial expenses	(1,055)	(518)	(910)	75.7%	-13.7%	(2,301)	(1,881)	-18.3%
Interest income, net	374	39	(478)	n.a.	-227.8%	1,591	589	-63.0%
Fee income	90,748	97,233	95,006	-2.3%	4.7%	284,378	286,311	0.7%
Net gain (loss) on securities	2,579	8,618	19,532	n.a.	n.a.	n.a.	n.a.	n.a.
Net gain (loss) from exchange differences	110	202	226	n.a.	n.a.	n.a.	n.a.	n.a.
Other income	124	463	1,110	139.7%	795.2%	1,509	1,779	17.9%
Salaries and employee benefits	(22,384)	(24,878)	(23,947)	-3.7%	7.0%	(68,086)	(72,256)	6.1%
Administrative expenses	(17,272)	(18,206)	(18,686)	2.6%	8.2%	(58,025)	(58,469)	0.8%
Depreciation and amortization	(6,603)	(6,970)	(7,078)	1.5%	7.2%	(19,769)	(20,918)	5.8%
Other expenses	(245)	(594)	(267)	n.a.	9.0%	(1,178)	(1,026)	-12.9%
Profit before income tax	47,431	55,907	65,418	17.0%	37.9%	152,565	157,458	3.2%
Income tax	(12,744)	(14,749)	(18,829)	27.7%	47.7%	(43,961)	(45,239)	2.9%
Net profit	34,687	41,158	46,589	13.2%	34.3%	108,604	112,219	3.3%

Selected Financial Indicators

	Quarter			Change		Up to		Change
	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
ROE	27.9%	40.1%	41.0%	89 pbs	1305 pbs	28.6%	31.4%	283 pbs
Net Interest Margin	0.3%	0.0%	-0.5%	-53 pbs	-83 pbs	0.5%	0.2%	-29 pbs
Efficiency Ratio	50.7%	51.4%	52.5%	111 pbs	176 pbs	51.1%	52.7%	163 pbs
Operating Expenses / Total Average Assets	26.5%	32.2%	32.2%	6 pbs	575 pbs	26.4%	31.0%	456 pbs

Main Indicators and Market Share

	Prima	System	Share %	Prima	System	Share %
	2Q25	2Q25	2Q25	3Q25	3Q25	3Q25
AUMs (S/ Millions)	32,943	113,513	29%	35,067	122,262	29%
Affiliates (S/ Millions)	2,339,871	10,049,438	23%	2,343,615	10,167,243	23%
Collections (S/ Millions)	1,121	4,348	26%	1,092	4,320	25%
Source: Superintendencia de Banca, Seguros y AFPs.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix

12.7.8.	Grupo Pacifico

Key Indicators of Financial Position
(S/ Thousands, IFRS)

	As of			% Change
	Sep 24	Jun 25	Sep 25	QoQ	YoY
Total assets	17,683,826	19,964,153	20,594,428	3.2%	16.5%
Total Invesment (1)	13,550,847	14,228,488	14,661,176	3.0%	8.2%
Total Liabilities	14,442,027	15,922,813	16,308,599	2.4%	12.9%
Net equity	3,226,717	3,341,104	3,602,690	7.8%	11.7%

Statement of Income
(S/ Thousands, IFRS)

	Quarter			% Change		Up to		% change
	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
Insurance Service Result	308,072	340,560	359,462	5.6%	16.7%	936,853	979,953	4.6%
Reinsurance Result	(151,920)	(105,650)	(108,282)	2.5%	-28.7%	(427,209)	(308,793)	-27.7%
Insurance underwriting result	156,152	234,910	251,180	6.9%	60.9%	509,644	671,160	31.7%
Sale of medical services	-	474,732	421,839	-11.1%	n.a.	-	974,838	n.a.
Cost of sales of medical services	-	(351,512)	(297,919)	-15.2%	n.a.	-	(684,824)	n.a.
Medical services result	-	123,220	123,920	0.6%	n.a.	-	290,014	n.a.
Interest income	209,425	234,866	220,584	-6.1%	5.3%	626,145	693,663	10.8%
Interest Expenses	(135,554)	(156,502)	(158,576)	1.3%	17.0%	(396,116)	(460,776)	16.3%
Interest expenses attributable to insurance activities	(128,578)	(139,054)	(141,444)	1.7%	10.0%	(375,268)	(416,120)	10.9%
Net Interest Income	73,871	78,364	62,008	-20.9%	-16.1%	230,029	232,887	1.2%
Fee Income and Gain in FX	(4,676)	(6,397)	(5,160)	-19.3%	10.4%	(10,200)	(15,708)	54.0%
Other Income No Core:
Net gain (loss) from exchange differences	191	488	1,454	198.0%	661.3%	(1,808)	1,591	-188.0%
Net loss on securities and associates	29,761	(15,390)	(12,740)	-17.2%	-142.8%	77,839	(62,526)	-180.3%
Other Income not operational	26,029	34,343	46,175	34.5%	77.4%	99,988	106,782	6.8%
Other Income	51,305	13,044	29,729	127.9%	-42.1%	165,819	30,139	-81.8%
Operating expenses	(64,307)	(161,499)	(165,580)	2.5%	157.5%	(215,878)	(432,494)	100.3%
Other expenses	(24,098)	(25,822)	(18,325)	-29.0%	-24.0%	(58,428)	(47,984)	-17.9%
Total Expenses	(88,405)	(187,321)	(183,905)	-1.8%	108.0%	(274,306)	(480,478)	75.2%
Income tax	(3,615)	(37,568)	(49,398)	31.5%	1266.5%	(31,006)	(103,018)	232.3%
Net income	189,308	224,649	233,534	4.0%	23.4%	600,180	640,704	6.8%

*Financial statements without consolidation adjustments.
(1) Excluding investments in real estate.

Up to February 2025, Grupo Pacifico’s financial statements reflect the agreement with Banmedica (in equal parts) of the businesses of:
(i)	private health insurance managed by Grupo Pacifico and included in its Financial Statements in each of the accounting lines;
(ii)	corporate health insurance (dependent workers); and
(iii)	medical services.

The businesses described in ii) and iii) are managed by Banmedica, therefore they do not consolidate in Grupo Pacifico’s financial statements. The 50% of net income generated by Banmedica is recorded in Grupo Pacifico’s Income Statement as a gain/loss on investments in subsidiaries.

As explained before, corporate health insurance and medical services businesses are consolidated by Banmedica. The following table reflects the consolidated results from which Grupo Pacifico receives the 50% net income.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix

12.7.9.	Investment Management & Advisory *

Investment Management & Advisory *	Quarter			% change		Up to		% Change
S/ 000	3Q24	2Q25	3Q25	QoQ	YoY	Sep 24	Sep 25	Sep 25 / Sep 24
Net interest income	9,934	13,978	12,434	-11.0%	25.2%	21,672	36,853	70.0%
Other income	241,628	232,110	260,937	12.4%	8.0%	730,832	757,973	3.7%
Fee income	157,828	147,138	161,004	9.4%	2.0%	471,750	458,414	-2.8%
Net gain on foreign exchange transactions	19,448	21,497	17,871	-16.9%	-8.1%	51,169	54,437	6.4%
Net gain on sales of securities	72,105	64,298	107,080	66.5%	48.5%	172,315	212,570	23.4%
Derivative Result	(17,139)	(8,789)	(32,934)	274.7%	92.2%	25,440	(37,859)	-248.8%
Result from exposure to the exchange rate	6,061	4,870	4,028	-17.3%	-33.5%	(11,290)	21,497	-290.4%
Other income	3,325	3,096	3,888	25.6%	16.9%	21,448	48,914	128.1%
Operating expenses (1)	(187,915)	(183,696)	(190,831)	3.9%	1.6%	(540,699)	(576,601)	6.6%
Operating income	63,647	62,392	82,540	32.3%	29.7%	211,805	218,225	3.0%
Income taxes	(11,053)	(11,686)	(21,056)	80.2%	90.5%	(45,938)	(43,840)	-4.6%
Non-controlling interest	86	167	142	-15.0%	65.1%	236	461	95.3%
Net income	52,508	50,539	61,342	21.4%	16.8%	165,631	173,924	5.0%

*Includes ASB and Credicorp Capital. Does not include Wealth Management at BCP.
(1) Includes: Salaries and employee’s benefits + Administrative expenses + Assigned expenses + Depreciation and amortization + Tax and contributions + Other expenses.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix

12.8.	Table of calculations

Table of calculations (1)
Pr	Interest earning assets	Cash and due from banks+Total investments +Cash collateral, reverse repurchase agreements and securities borrowing+Loans
	Funding	Deposits and obligations+Due to banks and correspondents+BCRP instruments +Repurchase agreements with clients and third parties+Bonds and notes issued
	Net Interest Margin (NIM)	Net Interest Income (excluding Net Insurance Financial Expenses) Average Interest Earning Assets
	Risk-adjusted Net Interest Margin (Risk-adjusted NIM)	Annualized Net Interest Income (excluding Net Insurance Financial Expenses)-Annualized Provisions) Average period end and period beginning interest earning assets
	Funding cost	Interest Expense (Does not Include Net Insurance Financial Expenses) Average Funding
	Core income	Net Interest Income+Fee Income+Net Gain on Foreign exchange transactions
	Other core income	Fee Income+Net Gain on Foreign exchange transactions
	Other non-core income	Net Gain Securities+Net Gain from associates+Net Gain of derivatives held for trading +Net Gain from exchange differences+Other non operative income
	Return on average assets (ROA)	Annualized Net Income attributable to Credicorp Average Assets
	Return on average equity (ROE)	Annualized Net Income attributable to Credicorp Average Net Equity
	Internal overdue ratio	(Internal overdue loans) Total Loans
	Non – performing loans ratio (NPL ratio)	(Internal overdue loans+Refinanced loans) Total Loans
	Coverage ratio of internal overdue loans	Allowance for loans losses Internal overdue loans
	Coverage ratio of non – performing loans	Allowance for loans losses Non-performing loans
	Cost of risk	Annualized provision for credit losses on loans portfolio, net of recoveries Average Total Loans
Operating performance	Operating expenses	Salaries and employees benefits+Administrtive expenses+Depreciation and amortization +Association in participation +Acquisition cost
	Operating Income	Net interest, similar income, and expenses+Fee income+Net gain on foreign exchange transactions +Net gain from associates+Net gain on derivatives held for trading+Net gain from echange differences
Efficiency ratio
Salaries and employee benefits + Administrative expenses + Depreciation and amortization + Association in participation
Net interest, similar income and expenses + Fee Income + Net gain on foreign exchange transactions + Net gain from associates+Net gain on derivatives held for trading
+ Result on exchange differences+Insurance Underwriting Result

Capital Adequacy	Liquidity Coverage ratio	Total High Quality Liquid Assets + Min(Total Inflow 30 days; 75% * Total Outflow 30 days) Total Outflow 30 days
	Regulatory Capital ratio	Regulatory Capital (Risk -weighted assets)
	Tier 1 ratio	Tier 1(2) Risk -weighted assets
	Common Equity Tier 1 ratio (3)	Capital+Reserves -100% of applicable deductions (4)+ Retained Earnings+Unrealized gains or losses Risk -weighted assets

(1) Averages are determined as the average of period-beginning and period-ending balances.
(2) Includes investment in subsidiaries, goodwill, intangibles and deferred tax that rely on future profitability.
(3) Common Equity Tier 1 = Capital Stock + Reserves + Accumulated earnings – Unrealized profits or losses - 100% deductions (investment in subsidiaries, goodwill, intangible assets and deferred tax assets based on future returns).
(4) Includes investment in subsidiaries, goodwill, intangible assets and deferred taxes based on future returns.

|	Earnings Release 3Q / 2025	Analysis of 3Q25 Consolidated Results

12. Appendix

12.9.	Glossary of terms

Term	Definition
AFP	Administradora de Fondo de Pensiones or Private Pension Funds Administrators
BCRP	Banco Central de Reserva del Perú or Peruvian Central Bank
Financially Included
Stock of financially included clients through BCP since 2020. New clients with BCP savings accounts or new Yape affiliates that: (i) Do not have debt in the financial system nor other BCP products in the 12 months prior to their inclusion, and (ii) Have performed at least 3 monthly transactions on average through any BCP channel in the last 3 months

GMV	Gross Merchant Volume
Government Program Loans ("GP" or "GP Loans")	Loan Portfolio related to Reactiva Peru, FAE-Mype and Impulso Myperu programs to respond quickly and effectively to liquidity needs and maintain the payment chain
MAU	Monthly Active Users
MEF	Ministry of Economy and Finance of Peru
TPV	Total Payment Volume